UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-FR12G

(Mark One)

[ X ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year___________________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ______________________________

Commission file number __________________________________________________________________

BRAINYTOYS LIMITED
(Exact name of Registrant as specified in its charter)

NEW SOUTH WALES, AUSTRALIA
(Jurisdiction of incorporation or organization)

6B BOWEN STREET

O’CONNOR  6163  WESTERN AUSTRALIA

AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES WITH NO PAR VALUE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

 30,289,714 common shares, no par value, as of June 30, 2006.  As of the date of this filing, the number of outstanding shares is 40,241,489.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐

No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐

No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

Accelerated filer ☐

Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17

☒

 Item 18  ☐

INTRODUCTION

CURRENCY

Brainytoys Limited (the "Company" or "Brainytoys" herein) uses the Australian dollar as its reporting currency.  All references in this Registration Statement to "dollars" or "$" are expressed in Australian dollars, unless otherwise indicated.  See also Item 3 - "Key Information" for more detailed currency and conversion information.

FINANCIAL STATEMENTS

The financial statements as required under Item #17 are attached hereto and found immediately following the text of this Registration Statement.  The Company’s consolidated financial statements are prepared in accordance with Australian Accounting Standards, Australian equivalents to International Financial Reporting Standards and the Corporations Act 2001, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP (refer to Note 1 of the accounts included within item 18).

FORWARD LOOKING STATEMENTS

Statements in this disclosure document concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and U.S. Federal Securities Laws. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking-statements. Forward-looking statements address matters that are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under “Item 3D - Risk Factors”, Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects, as well as elsewhere in this disclosure document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

Unless the context indicates otherwise, the terms "Brainytoys Limited" the "Company", "Brainytoys", “we”, “us”, “our” are used interchangeably in this document and mean Brainytoys Limited and its subsidiary.

TABLE OF CONTENTS

PART I

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  DIRECTORS AND SENIOR MANAGEMENT.  The following table provides the names and titles of our directors and senior management.

Name	Title
Charles MacKinnon	Chairman of Directors and Chief Financial Officer (1)
Alex Aguero	Managing Director (1)
Graham Nicol	Director and Company Secretary (1)
Catherine Vann	Business Manager (1)
Stephen Zadarnowski	Product Development and Technology Manager (1)

(1)

The business address for our directors and senior management is 6B Bowen Street, O’Connor, Western Australia, 6163 Australia.

B.  ADVISORS.  The legal advisor to the Company regarding this registration statement is:

The Law Offices of Gary L. Blum

3278 Wilshire Blvd, #603

Los Angeles, CA  90010

213.381.7450 phone

213.384.1035 fax

www.gblumlaw.com

C.  AUDITORS.  The following table provides the names and addresses of our auditors for the preceding three years.

Name and business address	Term
BDO Chartered Accountants and Advisers Level 8, 256 St George’s Terrace Perth Western Australia 6000	2004 – Present (Previously audited by BDO Sydney before this date)

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Australian dollars) prepared in accordance with Australian Accounting Standards (equivalent to International Financial Reporting Standards - Australian IFRS).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.   There is no material difference between USGAAP and Australian IFRS as advised in note 1 of the financial statements contained within item 18 of this document

INFORMATION IN ACCORDANCE WITH AUSTRALIAN IFRS AND US GAAP1

	Year ended June 30 (AUD)
	2005	2006
Total revenue	127,441	32,192
Income (loss) from operations	(744,705)	(3,632,737)
Net income (loss)	(744,705)	(3,542,858)
Income (loss) from operations per share	(4.50)	(11.70)
Total assets	3,905,670	428,856
Net assets	3,861,148	324,410
Shareholders’ equity	3,861,148	324,410
Number of shares on issue	30,289,714	30,289,714
Dividends declared per share	None	None
Diluted earnings per share*	N/A	N/A

*Dilutive earnings per share have not been disclosed as the entity does not have on issue any potential common shares which are dilutive.

Footnote 1:

Australian Equivalent to International Reporting Standards differs from International Financial Standards where the company has applied various exemptions under AASB.

EXCHANGE RATES

The following table sets forth, for the financial periods indicated, certain information concerning the Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as per the Reserve Bank of Australia’s “Daily Statistical Release”.

Five Most Recent Financial Years

Period	High	Low	Period End
12 months to June 30, 2002	0.5674	0.4923	0.5648
12 months to June 30, 2003	0.6674	0.5435	0.6674
12 months to June 30, 2004	0.7708	0.6400	0.6889
12 months to June 30, 2005	0.7905	0.6986	0.7637
12 months to June 30, 2006	0.7636	0.7159	0.7433

Previous Six Months

Period	High	Low	Period End
1-31 August 2006	0.7701	0.7578	0.7627
1-30 September 2006	0.7704	0.7480	0.7480
1-31 October 2006	0.7698	0.7430	0.7692
1-30 November 2006	0.7850	0.7646	0.7850
1-31 December 2006	0.7979	0.7720	0.77720
1-31 January 2007	0.7939	0.7720	0.7751

Latest Practicable Date

At February 1  2007 the Australian dollar expressed in US dollars per AUD$1.00 was $0.7764.

(1)

Represents the average of the Noon Buying Rates on the last day of each month during the period.

(2)

Source www.rba.gov.au/statistics/Historical Exchange Rates

B.

Capitalization and Indebtedness

The following table summarizes our capitalization and indebtedness as of the date of this filing.  The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

As of the date of this filing (Unaudited)
	No of shares	(A$)
Indebtedness
Long term obligations
Guaranteed		Nil
Unguaranteed		Nil
Secured		100,000 (1)
Unsecured		Nil

Shareholders’ Equity
Shares:40,241,489 shares, with no par value, issued and outstanding		8,718,971 (2)

Accumulated deficit*		(8,390,106) (3)

Subject to Escrow Agreement	12,444,602

Free trading shares	27,796,887

Options to Acquire Stock	10,954,498

Fully Diluted Shares	52,862,654**
Net shareholders’ equity		256,624 (4)*
Total capitalization		$ 356,624

(1)

Loan bearing interest at 10% p.a. and repayable by June 30, 2010 if not hitherto invested to shares.

(2)

Audited Financial Position as of June 30, 2006 adjusted to reflect capital rights issue raising in July,shares issued in relation to fees and shares issued in September and October and  shares issued on December 15 2006.

(3)

Balance as of June 30, 2006 as per Audited Financial Statements adjusted for unaudited losses for the 5 month period ended November 30,2006 that amounted to $602,132.

(4)

Balance as of  June 30, 2006 as per Audited Financial Statements adjusted for unaudited losses for the period to November 30, 2006 and capital issues during the period July 1 to December 14, 2006.

*

Balance as of June 30, 2006 as per Audited Financial Statements adjusted for subsequent capital issues.

**

Existing shares plus options outstanding together with $100,000 loan notes  converted to 1.666,667 shares

C.

Reasons for the Offer and use of Proceeds

Not applicable.

D.

Risk Factors

Investing in our securities will provide you with an equity ownership interest in Brainytoys Ltd.  As one of our shareholders, your investment will be subject to risks inherent in our business.  If any of the following risks actually occur, our business could be harmed.  In that event, the trading price of our shares might decline and you could lose all or part of your investment.  You should carefully consider the following factors as well as other information contained in this registration statement before deciding to invest in shares of our securities.  Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment.  An investment in our securities involves a high degree of risk.  When evaluating an investment in our shares or business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Registration Statement on Form 20-F.

Risks Related to Our Business

Brainytoys Ltd and its subsidiary operates in rapidly changing environments that involve numerous risks and uncertainties, many of which are beyond our control and which could have a material effect on our business, revenues, operating results and financial condition.  The following points highlight some, although not all, of these risks and uncertainties.

Product Sales and Development

The Company can make no representations that any of its product development and commercialisation will be successful; that the Company’s development milestones will be achieved; or that the Company will develop further products that are commercially exploitable.  Projects can be delayed or fail, or product/market development may cease to be viable for a range of unexpected commercial reasons.

Exchange Rate Risk

As the Company’s potential earnings may be derived from international markets, changes in the Australian or US dollar exchange rate may impact on the earnings of the Company.  The exchange rate is affected by numerous factors beyond the control of the Company, including interest rates, inflation and the general economic outlook.

Economic and Government Risks

The future viability of the Company is also dependent on a number of other factors affecting performance of all industries and not just the toys and games industry, including but not limited to the following:

•

general economic conditions in US, Australia, and overseas markets;

•

changes in government policies, taxation and other laws;

•

the strength of the equity and share markets throughout the world;

•

movement in, or outlook on, interest rates and inflation rates; and

•

natural disasters, social upheaval or war.

Additional Requirements for Capital

The Company’s capital requirements depend on numerous factors.  Depending on the Company’s ability to generate income from the products it develops, the Company may require further financing.  Any additional equity financing will dilute shareholdings, and debt financing, if available, may involve restrictions on financing and operating activities.  If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations and reduce its development programmes as the case may be.

Intellectual Property Rights

Securing and protecting rights to intellectual property, and in particular to patents, trademarks and  copyrights, is highly problematic in the toys and games industry.  Accordingly, the best protection for the Company to avoid infringements in international markets is to expedite the development and sale of the Company’s products.

The granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop competing intellectual property that circumvents such patents.  The Company’s success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties.

Because the patent positions of companies in the toys and games industry can be highly uncertain and frequently involve complex legal evaluation, neither the breadth of claims allowed in such patents nor their enforceability can be predicted.  There can be no assurance that any patents that the Company may own or control or license now and in the future will afford the Company commercially significant protection of its intellectual property or its projects, or have commercial application.

While the Company is not aware of any third party interests in its intellectual property rights, and it will take steps to protect and confirm its interest in these rights, there is always a risk of third parties claiming an interest in the intellectual property of the Company and, if any such disputes arise, they could adversely affect the Company.

Reliance on Key Personnel, and Need to Attract Qualified Staff

The loss of any one or more of the Directors, in particular, Mr. Aguero, could have an adverse impact on the performance and the prospects of the Company.

The Company is also reliant on its management, as well as outsourced manufacturing suppliers and distributors, the loss of whose services could materially and adversely affect the Company and impede the achievements of its commercialisation objectives.

Because of the specialised nature of the Company’s business, its ability to commercialise its products will depend in part upon its ability to attract and retain suitably qualified management, and third party suppliers and distributors over time.

There can be no assurance that the Company will be able to attract or retain sufficiently qualified personnel on a timely basis, retain its key management personnel, or maintain its relationship with key suppliers and distributors.

Risk and Product Liability, and Uninsured Risks

The Company’s business exposes it to potential product liability risks that are inherent in the research and development, manufacturing, marketing, and use of its products.  In the course of maintaining its business, it will be necessary for the Company to secure sufficient levels of insurance to cover various product liability risks.  However, there can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts.  If at all, or that product liability or other claims would not materially and adversely affect the business or financial condition of the Company.

Uncertainty on Future Profitability

The Company’s ability to operate profitably in the future will depend on its ability to commercialise its products with other organisations on commercial terms.  This will depend on the ultimate demand for its products by consumers, which cannot be guaranteed.  There is no certainty therefore that the Company can successfully commercialise its projects.

Other factors that will determine the Company’s profitability are its ability to manage its costs, to execute its development and growth strategies, economic conditions in the markets the Company operates, competitive factors and regulatory developments.  Accordingly, the extent of future profits, if any, and the time required to achieve a sustained profitability is uncertain.  Moreover, the level of such profitability cannot be predicted.

Industry Risks

The Company’s current and future potential competitors include companies with substantially greater resources than it.  There is no assurance that competitors will not succeed in developing products that are more effective or economic than the current products or any of those being developed by the Company, or which would render the products obsolete and/or otherwise uncompetitive.  In addition, the Company may not be able to compete successfully against current or future competitors where aggressive pricing policies are employed to capture market share.  Such competition could result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the company’s future business, operating results and financial position.

Potential Acquisitions

As part of its business strategy, the Company may make acquisitions of or significant investments in complementary companies, products or technologies, although no such acquisitions or investments are currently planned.  Any such future transactions would be accompanied by the risks commonly encountered in making acquisitions of companies, products and technologies.

Changes to Accounting Standards

For reporting periods beginning on or after January 1, 2005, the Company must comply with Australian Equivalents to International Financial Reporting Standards (IFRS).  These changes will affect the way certain items are reported in the Company’s financial statements.  The most significant changes to accounting treatment under IFRS as it applies to the Company are provided in the notes to the Financial Statements herein.

Investment Speculative

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company.  The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the securities offered.

Therefore, the Company’s shares carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Securities.

Company’s Officers and Directors Resident Outside US; Potential Unenforceability of Civil Liabilities and Judgments

The Company and all of its officers and all of its directors are residents of countries other than the United States.  Most of the Company’s assets are located outside the United Stares.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Australia if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognised by an Australian court for such purposes.  However, there is doubt whether an action could be brought in Australia in the first instance on the basis of liability predicated solely upon such laws.

As a foreign private issuer we do not have to provide you with the same information as an issuer of securities based in the U.S.:

Because we are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, we are exempt from certain provisions of that law that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a registered security; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. Thus, you are not afforded the same protections or information, which would be made available to you, were you investing in a U.S. public corporation.

In accordance with the requirements of the Australian Stock Exchange, we disclose annual and semi-annual results. Our annual results are fully audited and our semi-annual results undergo a limited review by our independent auditors. We also endeavor to immediately disclose in the public media and to the Australian Stock Exchange all information which may have an effect on our stock price. We also disclose other relevant information pertaining to our company as required by Australian Stock Exchange regulations applicable to listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6-K. Nevertheless, this information may not be the same or as much information as would be made available to you were you investing in a U.S. public corporation.

Risks related to our common stock:

Stock Volatility

The market price of Brainytoys shares has experienced fluctuations and may continue to fluctuate significantly.  The market price of Brainytoys shares may be adversely affected by various factors, including enforcement of existing laws, innovation and technological changes, the emergence of new competitors, quarterly variations in revenue and results of operations, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the toys and games industry.

THERE IS A LIMITED MARKET FOR BRAINYTOYS SHARES WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO DISPOSE OF YOUR SHARES

Brainytoys shares have been quoted on the ASX under the symbol “BRT” since March 24th, 2005.  There is a limited trading market for Brainytoys shares.  Accordingly, there can be no assurance as to the liquidity of any markets that may develop for its common stock, the ability of holders of Brainytoys shares to sell its shares, or the prices at which holders may be able to sell Braintyoys shares.

BRAINYTOYS HISTORIC STOCKPRICE HAS BEEN VOLATILE AND THE FUTURE MARKET PRICE FOR OUR SHARES MAY CONTINUE TO BE VOLATILE.  FURTHER, THE LIMITED MARKET FOR BRAINYTOYS SHARES WILL MAKE ITS PRICE MORE VOLATILE.  THIS MAY MAKE IT DIFFICULT FOR YOU TO SELL BRAINYTOYS SHARES FOR A POSITIVE RETURN ON YOUR INVESTMENT.

Penny Stock Rules

As Brainytoys’ shares are subject to the US “Penny Stock” Rules, investors who purchase Brainytoys’ shares may have difficulty re-selling their shares as the liquidity of the market for Brainytoys’ shares may be adversely affected by the impact of the “Penny Stock” Rules.

Although Brainytoys’ stock is not currently deemed “penny stock”, its stock may be subject to US “Penny Stock” Rules in the future, which may make the stock more difficult to trade on the open market.  Brainytoys’ common shares have traded on the ASX since March 24, 2005.  For further details on the market performance of Brainytoys’ shares, see “Item 9A.”  A “penny stock” is generally defined by regulations of the US Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than US$5.00 per share.  However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)

the equity security is listed on NASDAQ or a national securities exchange;

(ii)

the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or

(iii)

the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least US$2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risk.  Furthermore, trading in Brainytoys’ common stock is currently subject to rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities.  Under this rule, broker/dealers who recommend Brainytoys’ securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser, and receive the purchaser’s written agreement to a transaction prior to sale.  Securities are exempt from this rule if their market price is at least $5.00 per share.

In the event Brainytoys’ stock is deemed to be penny stock in the future, penny stock regulations will tend to reduce market liquidity of Brainytoys’ common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market.

The low price of Brainytoys’ shares has a negative effect on the amount and percentage of transaction costs paid by individual shareholders.  The low price of Brainytoys’ common stock also limits Brainytoys’ ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, brokers’ commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Brainytoys’ shareholders may pay transaction costs that are a higher percentage of their total share value than if Brainytoys’ share price was substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Brainytoys’ securities.  Brainytoys believes its shares will likely continue to be thinly-traded and that its stock is a “penny stock” as its tangible assets are less than US$2 million.  For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

ITEM 4.

INFORMATION ON OUR COMPANY

A.

History and Development of the Company

The Company was incorporated in the State of New South Wales, Australia on May 5, 1980 under the name Bevona Pty Ltd.  Thereafter, the Company changed its name on July 10, 1980 to Speedy Wheels (Aust) Pty Ltd; on November 18, 1986 to Speedy Wheels Ltd; on September 5, 1999 to Auto Enterprises Ltd; and, finally, on November 4, 2004 to Brainytoys Limited.

.

Brainytoys is headquartered in Perth, Australia and employs six full time professional and support staff, and, at times, contracts selected specialist staff and consultants as needed.

The principal office of the Company is located at 6B Bowen Street, O’Connor, Western Australia, Australia 6163 and its telephone number is (61) 8 9331 8441.

The Company, under the name Speedy Wheels Ltd and then Auto Enterprises Limited, listed on the Official List of the Australian Stock Exchange Limited (“ASX”) beginning in 1987, but was suspended from quotation in 1999.  On October 15, 2004, Auto Enterprises acquired 100% of the issued capital of Brainytoys.com Pty Ltd. in consideration for the issue of shares for a value of approximately $2.2 million to vendors associated with the Brainytoys business founder, Mr.. Alex Aguero.  On November 5, 2004, the Company changed its name from Auto Enterprises Limited to Brainytoys Limited and was re-listed on the ASX on March 24, 2005.

As a result of the acquisition of Brainytoys.com Pty Ltd, the development and commercialization of the existing and future Brainytoys range of products became the Company’s main focus.  Since that time, approximately $3.5 million of new capital has been raised and applied toward product development.

B.

Business and Marketing Overview

Brainytoys' corporate aim is to position the Issuer as a significant and profitable participant in the world’s US$59 billion (2003 Sales - Source: US Department of Commerce 2005 Report) toys and games markets with a broad range of products covering key segments of the world market.

The Brainytoys business focus is aimed toward satisfying the large consumer demand for toy and game products, and the requirements of the world’s toy and game markets for the supply of creative, innovative, and new generation products.

Brainytoys has human resource and product innovation skills in the areas of software development, product design, product virtualization, prototype development, mass manufacture, and marketing systems in the toys and games industry.  It is proposed that these skills will be systematically applied in concluding marketing, manufacturing, product licensing, and distribution arrangements with the world’s leading toys and games industry participants.

Brainytoys currently has in excess of 50 products developed, or under development, at a cost of $3 million over the past three years.  Most of these products are expected to be released to the market in calendar year 2007.* Up to this point no product sales have occurred since business commencement.

* Products being released fromApril 1, 2007.

Marketing and Licensing

Brainytoys has entered into a number of agreements with three key distribution partners in Australia, USA and Europe.  These agreements will give Brainytoys the potential to reach up to 20,000+ independent and mass market retail stores across almost all key world markets.  One of the key elements of its marketing model is to consummate licensing agreements for significant brands in most major markets covered by its distribution partners.  This will help to facilitate rapid market penetration.  Major brand licensing arrangements have been finalized in Australasia for the Wiggles and Thomas the Tank Engine, both top-tier brands in the pre-school super-category.

In April and May 2006 Brainytoys made three important announcements regarding manufacturing, distribution and marketing agreements entered into with Hong Kong-based Enertec Enterprises Limited (Enertec), USA-based Reveal Entertainment Inc. (Reveal) and Australian/NZ-based Modern Brands Pty Ltd (Modern Brands).In December 2006 and January 2007 Brainytoys entered into Licensing agreements in relation to the United States market with Dreamworks Animation ( Bees Movie ),Porchlight Entertainment Inc (Jay Jay the Jet Plane ),Classic Media Inc ( Little Golden Books ) and Wiggles International Pty Ltd  ( the  Wiggles ).

These are major milestones in Brainytoys’ development as these agreements offer marketing and distribution channels for the Issuer’s products to a very large number of retail outlets in key world markets.

In aggregate terms, the potential number of outlets for Brainytoys’ products - which Enertec, Reveal and Modern Brands currently market and distribute to - is over 20,000 specialty and mass market retail stores.

These specialty and mass market retail stores are located in Brainytoys’ primary geographical markets, which together account for approximately 80% of worldwide toys and games sales, including the United States, Australia, New Zealand, Canada, UK, France, Germany, other European countries and Central and South America.

Subject to the final approval of a number of products currently being developed - using licensed properties, as per the announcement of the developmental partnership with Modern Brands - Brainytoys expects to deliver over 50 products to its distribution partners in the coming twelve months commencing in January 2007.  The anticipated sales may show seasonal consumer market influences such as the Christmas festive season.

•

Licensing Generally

Licensed toy and game products represent 30%+ of the toy industry (Source:  NPD Market Reports) and is therefore a significant market that Brainytoys must engage.

Accounting for approximately US$2.6 billion in royalty revenue in North America alone, entertainment licensing is big business (Source:  Video Age International).

Licensing, in the Brainytoys context, relates to the use of movie, TV, and published or other branded property that can be used to enhance a toy or game’s appeal.

Nearly all the products developed by Brainytoys have significant potential to use licensed properties.

Brainytoys is already developing products with licensed properties, as indicated in the Modern Brands agreement announcement in May this year.

In order to engage with this market Brainytoys announced, in June 13 2006, the appointment of USA-based Mr. Rand Brenner as a specialist Licensing and Marketing executive consultant.

Mr. Brenner will help the Issuer spearhead the expansion of licensed property product development.  He has over 20 years of marketing experience marked by licensing and promotion agreements with such Fortune 1000 companies as Hasbro, Bandai America, Hewlett Packard, Kellogg’s, Quaker Oats, Pepsi and others.

Holding executive positions at Saban Entertainment and Warner Bros., he was largely responsible for the licensing success of such entertainment properties as Mighty Morphin Power Rangers, Batman movies and Looney Tunes.

He also managed the advertising of such brands as Mattel's Hot Wheels at Ogilvy & Mather Advertising, as well as Yamaha electronics, Toshiba computers and Host International Restaurants at NW Ayer Advertising.

Mr. Brenner has a BA in Advertising from California State University in San Jose and an MBA from Pepperdine University.

•

Product Categories

Brainytoys has identified a number of opportunities in the toys and games markets, and has focused development on products for the following segments:

Hand-held LCD electronic games	Construction kits
Electronic toys	Activity kits
Electronic mobile toys	Educational products and toys
Die cast vehicles	Computer animation and multimedia programs
Board games	Web/Mobile phone content
Novelty/collectable/characters	Plush toys and dolls

Brainytoys believes that it has the ability to combine a unique number of elements that will advance the Issuer’s success.  These are:

•

innovative products that bring new twists to existing toy categories;

•

management and technical skills;

•

leading volume manufacturing and marketing relationships; and

•

an understanding of the marketing dynamics and culture of the toys and games industry.

The Issuer’s management philosophy is to adopt a prudent and risk-averse approach to:

•

specific product development, by containing product development costs to a maximum of approximately $100,000 for each product;

•

manufacturing and inventory holdings, through the use of contract manufacturing (China and Hong Kong based) and by matching purchase and sales orders from distributors and licensees, thereby virtually eliminating Issuer owned inventories; and

•

product development strategy, through the development of a multi-segment product range ensuring that the Issuer’s success is not tied to the performance of any single product.

In order to commercialize its products, the Issuer is endeavoring to:

•

manufacture and market its products directly to distributors; and

•

use licensing arrangements with major brand names.

The operational matrix of the business includes:

•

develop a product concept;

•

evaluate potential for further development;

•

develop a prototype;

•

present prototype to distributors and obtain feedback;

•

develop marketing profile for product; and

•

sell the product worldwide via distributor partners.

It is anticipated that this development cycle will take from three to twelve months for most products in development.

•

Technology

Brainytoys has expertise in computer-assisted product development processes.

Powerful new computer tools can now be applied to many areas in the product development cycle.

Combining this technology with the availability of low-cost manufacturing opportunities is assisting the Issuer’s ability to develop products in a timely and cost effective manner.

These technology tools include:

•

3D visualization software - for the creation of “virtual” models of the product so that the functional and cosmetic elements can be visualized and assessed before the product is actually built.

•

3D printers - this technology is closely allied to the 3D visualization software listed above, but goes one step by enabling the creation of actual physical product prototypes, derived from 3D designs, in a matter of hours using devices that are no bigger than a large photocopier.

•

3D animation tools - broadcast-quality 3D animation tools are now widely available at low cost.  Combining these tools with the low cost of computing power allows Brainytoys to develop 3D animation dynamic displays of its products, and also 3D animation cartoon programs to support the marketing of its products.

Brainytoys use of this technology is enabling the Issuer to develop products in short time frames, thereby reducing cost and accelerating the product-to-market cycle.

•

Multimedia Product Extension

In its development processes, Brainytoys makes extensive use of software design tools and, specifically, 3D “virtual” design graphic and animation technologies.  In effect, this means that Brainytoys’ design skill set is the same as that required for the development of computer games and other software related products.

Brainytoys has determined that the Issuer has substantial opportunities to extend some of its current physical toy and game product lines into these “virtual” media segments as well as developing a number of new products.  For example, Brainytoys’ hand-held electronic games and board games could be developed as computer or mobile phone games.

These other media formats include:

•

3D Animation movies/cartoon series;

•

Computer games;

•

Internet/Web games and content;

•

Mobile phone games and content;

Brainytoys is aggressively pursuing these opportunities as they have the potential to deliver significant value to the Issuer.

Brainytoys has already initiated high level discussions with a number of substantial companies in Australia, the US and China to develop these opportunities further.

•

Global Markets

The toys and games industry is a substantial world industry generating an estimated US$59 billion in annual sales, with the North American market generating approximately US$21 billion in sales. (Sources: US Department of Commerce 2005 Report/NDP 2004/5 State of Industry Report)

The toys and games markets are constantly searching for innovative products, and are relatively resilient in economic terms, able to ride out most economic cycles.

One of the most interesting features of these markets is that nearly every “blockbuster” toy or game launched over the last 50 years has been brought forward by independent inventors and small companies.

The Issuer is especially focused in developing potential blockbuster products.

With its projected production of 20 to 30 new products each year the prospects of achieving such products will be significantly improved.

In order to remain competitive, most of the big toys and games companies license products from other smaller companies and inventors.

C.  ORGANIZATIONAL STRUCTURE

The Company has only one subsidiary, Brainytoys.com Pty Ltd, which is wholly owned by the Company and holds nominal intellectual properties.

D.

PROPERTY, PLANT AND EQUIPMENT

The following table sets forth information concerning our facilities and equipment:

Item and Location	Principal Use	Expiration Date of Lease	Approximate Number of Units/Square Feet
Premises (1)	Office and Warehouse Location	Monthly	800 sq feet
Computer Hardware 3D printers, etc.	Business Operations	N/A	23 Units (2)

(1)

Premises

800 square feet of leased office/warehouse located at 6B Bowen Street, O’Connor, Western Australia 6163 on monthly lease at $1579.00 per month.

Additional warehouse facilities (400 sq ft) are rented at Park Place, Hamilton Hill, Western Australia 6163 at $324.00 per month.

(2)

Equipment

Computers, graphic design and rendering software, 3D printers are owned by the Company.  The approximate purchase value of this equipment was $243,000.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with Brainytoys audited consolidated financial statements and related notes, which are prepared in accordance with Australian International Financial Reporting Standards (“Australian IFRS”), included elsewhere in this Form 20-F.  All amounts are expressed in Australian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 1 explains the diference between Australian IFRS and US GAAP and this discussion of results of operations and liquidity and capital resources.

The Company acquired 100% of Brainytoys.com Pty Ltd on 15th October 2004 in consideration for the issue to Alex Aguero of 7,190,600 shares (post capital reconstruction) and a cash payment of $25,000.  A further payment in consideration for the completion of the capital raising and relisting was made in March 2005 to the vendor – this comprised 5 million shares and 2.5 million options and a cash payment of $50,000.  As such, the strategic direction of the Company changed from an investment company to a toy and game development company. Refer to note 15 in the financial statements for full details of the acquisition.

To assist with the acquisition of Brainytoys.com Pty Ltd, a total of 6,734,000 shares at 15 cents were issued as seed capital to raise a total of $1,010,100.  each of the seed capital investors received 1 option for every 2 shares acquired, resulting in 3,367,000 options being issued.

The Company lodged a prospectus dated 9 December 2004 for the offer of 8,750,000 shares at an issue price of 20 cents each to raise a total of $1,750,000, together with up to 2,187,500 free attaching options on a one for four basis.

Since the Company’s acquisition on October 15, 2004 and listing on the Australian Stock Exchange (“ASX”) on March 24, 2005, it has significantly advanced its business model as an innovative developer and wholesaler of contract manufactured toys and games products for world markets, however, in the process has incurred losses of $4.3 million reflecting a write down of virtually all product outlays and acquisition carrying values.  The past two years business activities have been focussed upon developing:

(i)

an extensive suite of products to release to the market;

(ii)

investing in and establishing the necessary production technology infrastructure to develop products; and

(iii)

arranging worldwide distribution networks for the product;

(iv)

negotiating or assisting distributors in the procurement of appropriate brand licences; and

(v)

arranging the accessing of contract manufacturers.

The process has taken appreciably longer than anticipated, and has involved an outlay of approximately $5 million over the past 2.5 years.  In the process the Board of Directors has changed significantly, with the recent appointment of directors who share management’s strategic vision and had earlier been largely responsible for arranging the requisite capital.

The Company is now strategically well positioned to success for its business model:

(a)

the scheduled release of approximately 10 completed products over the next six months and potentially a further 50 products over the 2007 calendar year.

(b)

the formation of a distribution network enabling retail access to potentially 20,000 new outlets, and

(c)

the recent arrangement of $1.33 million in new capital raisings through an underwritten rights issue of $454,345, a placement to raise $100,000 and an $800,000 secured convertible loan note facility to be drawn down as and when required as to $700,000 ,and a placement to raise $80,000.

In the absence of the expected significant cash inflow arising from product sales the facility ensures that the Company has sufficient liquidity reserves for at least a further 12 months.

A.

Operating Results

2005 and 2006

The consolidated entity (including the parent and its wholly owned subsidiary) revenues for the financial years ended June 30, 2005 and 2006 were $127,441 and $32,192 respectively, representing interest income.

The consolidated entity’s losses for the financial years ended June 30, 2005 and 2006 were $744,705 and $3,542,858 respectively.

The losses reflect the inclusion of a 2,198,063 Impairment of Intellectual Property asset write down.  No product development expenditure items have been capitalized.  The remaining increase in losses for the period was largely attributable to the conduct of a scaled up research and development program, higher people and other general costs.  As there was no firm sales contracts locked in as of 30 June 2006, this triggered the writedown of intellectual property under IFRS.

6 Months Ended December 31, 2006 ( Unaudited )

The Company has continued to incur final product development and  manufacturing costs in relation to several products to be released to the market at the commencement of the  June  quarter.

The economic entity is expected to incur losses of approximately $600,000 for the period.  Thereafter, the financial position is expected to be improved upon later in the Financial Year.

External Influences - Inflation, foreign Currency Fluctuation, Economic, governmental and political

During the periods in question none of the above considerations impacted upon or influenced the outcome of the Company’s results.

B.

Liquidity and Capital Resources

As of the date of this filing, the Company had cash  reserves of approximately $200,000.  We have financed our operations primarily through a series of private placements of equity securities and debt issuances as described in the following list:

•

5 million common shares issued to Mr Alex Aguero for a value of $1,000,000 to complete the acquisition of Brainytoys.com Pty Ltd in March 2005

•

2,097,333 shares issued for $0.15 per share (as adjusted for 1 for 5 share consolidation) for cash to various seed capital subscribers to raise $314,600 during the period November 2004 – January 2005

•

8.750,000 common shares issued for $0.20 per share cash pursuant to a public prospectus dated December 9, 2004 to raise $1,750,000

•

7,572,429 common shares issued for $0.06 per share cash pursuant to an underwritten 1 for 4 pro rata public prospectus rights issue dated June 23, 2006 to raise $454,346

•

On September 5, 2006, the Issuer entered into a Convertible Note Agreement with Noble Investments Pty Ltd relating to the issue by the Issuer at its option of a series of convertible loan notes to a value of $800,000 maturing on June 30, 2009.  The Issuer has drawn down on 1 convertible note issued at $100,000 which is convertible to 1,666,666 common shares at $0.06 per share

•

1,000,000 common shares issued for $0.08 per share pursuant to a placement to Upton Holdings Pty Ltd

In the absence of any expected cash inflow arising from product sale during the ensuing financial year the Company is expected (through a drawdown of the note facility) to have sufficient cash resources to sustain its operation through to October 2007.  Notwithstanding that the Company is anticipating an appreciable cash inflow for the ensuing financial year and will only draw down the remaining $700,000 Noble undrawn facility on an as required basis.

The Company does not currently have, nor is it proposing to have, any borrowings aside from the Noble facility which through the date of this filing is $100,000.

C.

Research and Development, Patents and License

Following the acquisition on October 15, 2004 of Brainytoys.com Pty Ltd, the Company’s business has been exclusively directed to the research and development (“R & D”) of:

(i)

a high technology consumer market software focussed methodology for introducing products to the toys and games sector; and

(ii)

up to 68 toys and games products.

By September 30, 2006 Brainytoys will have expended almost $5.5 million in R&D and acquisition costs, an investment it expects to start recouping during the balance of the 2007 Financial Year.

D.

Trend Information

The Company is not yet in a position to identify indicative current or anticipated trends pending the outcome of the sales programs undertaken by the Company’s distributors.

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.

Tabular Disclosure of Contractual Obligations

The following table summarises our contractual obligations as of the date of this filing, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Payments Due by Period
	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long Term Debt Obligations		$100,000 (1)	-	-
Capital (Finance) Lease Obligations			$-	-
Operating Lease Obligations			$-	-
Purchase Obligations
Other Long Term Liabilities Reflected on the Company’s Balance Sheet under GAAP

Total Contractual Obligations and Commitments:			-	-

(1)

Represents a secured 10% interest bearing facility provided by Noble Investments Pty Ltd convertible into shares.  The facility is repayable by June 30, 2009 if not hitherto converted to shares.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management as of the date of this filing.  All of our directors are residents of Australia.

Name	Age	Position
Charles MacKinnon	60	Chairman and Chief Financial Officer
Alex Aguero	49	Managing Director
Graham Nicol	61	Director and Company Secretary
Catherine Vann	49	Business Manager
Stephen Zadarnowski	51	Technology Manager

Set forth below is a biographical description of our directors and senior management based on information supplied by each of them.

Charles MacKinnon - Chairman and Chief Financial Officer

Mr. MacKinnon holds a Bachelor of Commerce degree from the University of Western Australia and thereafter qualified to become a member of the Australian Society of CPAs.

His expertise includes 35 years at a senior management level (principally at director level) in the UK, Australia, and South East Asia in the investment banking and various other industries.

In 1993, Mr. MacKinnon served as one of the four McCarrey Commissioners conducting a comprehensive efficiency/financial review of State Finances and Public Sector Agencies for the Government of Western Australia.

In recent times he has been Chairman of several public companies and government entities including 6 years as President of the Perth Zoo.  He has also had extensive experience in the agricultural, management consulting, financial, manufacturing and resources, construction, and property management sectors and is Executive Chairman and ultimate owner of Lothbury Advisory Pty Ltd, an Australian licensed investment banking corporate advisory business.

Alex Aguero - Managing Director

Mr. Aguero is the developer of the Brainytoys product range.  Mr. Aguero has been involved in the development of a number of innovative high-tech products and systems since 1981, when he first developed the successful labelling device now marketed world wide by the Casio, Brother and Dymo companies, with several million units held.  Mr. Aguero has worked on high level software and hardware development projects as follows:

•

managing the development and roll-out of national data broadcasting networks with ABC TV and Telstra; and

•

the development, manufacture and marketing of computer and hand-held electric games, interactive information systems, voice activated systems, robotic products, bio-feedback devices, visual stimulation systems and mobile phone data projects.

With reference to Brainytoys, Mr. Aguero has management expertise in the development, manufacturing and marketing of advanced technologies, software, toys and games.

Graham Nicol – Director and Company Secretary

Mr. Nicol is a qualified accountant and a member of the ASCPA for 35 years with extensive financial, business and information systems experience at a senior level in diverse industries including motor vehicle distribution, building materials, primary industries, media, small business retail and property management.  Mr. Nicol is a director of Brainytoys Limited.

Stephen Zadarnowski - Technology Manager

Mr. Zadarnowski has an extensive background in IT and internet systems, and online data services (1997-2006), as well as management of information systems.  Mr. Zadarnowski has been employed in the computing industry since 1981, covering home, industrial and commercial projects.  His specific career includes PC games design (1981-2006), database (2001-2006), communications and information systems (1989-2001), electronic and mechanical toy design and programming in embedded systems and emulations (1994-2006).  Mr. Zadarnowski became Brainytoys Ltd’s Technology Manager in 2004; he manages all technical aspects of product design, development, testing, and production, as well as managing the Company’s technological requirements and applications.

Catherine Vann - Business Manager

Ms. Vann’s early career was in teaching business education and English to high school students, and as an Associate of the Imperial Society of the Teachers of Dancing (Cecchetti) teaching classical dance in country towns in South Western Australia.  Ms. Vann has extensive experience in Business Administration, having operated her own consulting business contracting her services to a range of clients including schools, radio production, state government, and software designers and developers.  The software development projects Ms. Vann was involved with include the development of electronic hand-held games, an Australia wide data distribution network using Australia’s national Broadcaster (ABC TV) and a national data distribution network using Telstra’s premium billing network, this last project being partly funded by Telstra, Australia’s premier phone network.  Ms. Vann was also the Business manager of Highforce Investments Pty Ltd from 1999 to 2001 when the company was managing the software development of a major Internet/Web project.  Ms. Vann joined Brainytoys in 2004 as its Business Manager and manages all aspects of daily administration including Human Resources, corporate health and risk management, policy and procedure, and financial and systems reporting.

B.

Compensation

During the financial year ended June 30, 2006, the Company paid or accrued a total of $396,720 in compensation to its directors and officers.  No other funds were set aside or accrued by the Company during the financial year ended June 30, 2006 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company under applicable Australian laws.

The Company is required, under applicable securities legislation in Australia, to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company’s executive officers and directors which has been disclosed to the Company’s shareholders under applicable Australian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has five executive officers and directors.  Charles MacKinnon, Alex Aguero, Graham Nicol, Stephen Zadarnowski and Catherine Vann.  The following table sets forth all annual and long term compensation for services in all capacities to the Company for the financial year ended June 30, 2006 in respect of the individuals who were, at June 30, 2006, the Company’s directors and members of management:

In addition, the table includes compensation for the following former directors and officers of the Company who no longer serve in that capacity.  The former directors and officers of the Company included in the schedule who no longer serve in that capacity are Brett Fraser, Ian Allen, Howard Read, and Jay Stephenson.

Directors and Key Management Personnel of the Parent Company

2006	Short Term Benefits			Post-employment	Share-based payment
Name	Cash salary and fees	Cash bonus	Non-cash Benefits	Super- annuation	Options	Total
	$	$	$	$	$	$
Non-executive directors
Charles MacKinnon	3,516	-	-	-	-	3,516
Graham Nicol	2,511	-	-	-	-	2,511
Robert Towner	27,073	-	-	2.437	-	29,510
Brett Fraser	59,516	-	- 23,21	2,214	-	61,730
Ian Allen	2,500	-	-	450	-	2,950
Howard Read	2,500	-	-	450	-	2,950
Executive Directors
Alex Aguero	87,273	-	-	-	-	87,273
Other key management personnel
Jay Stephenson	37,500	-	-	-	-	37,500
Stephen Zadarnowski	75,540	-	-	6,810	2,040	84,390
Catherine Vann	75,540	-	-	6,810	2,040	84,390
	373,469	-	-	19,171	4,080	396,720

Fees paid to Mr. Fraser and Mr. Stephenson were paid to Wolfstar Group, a company controlled by Mr. Fraser and Mr. Stephenson.  Brett Fraser’s Directors fees for the year amounted to $22,016.

In order to attract and retain appropriate directors and management, Brainytoys provides incentives in the form of stock options to certain of our qualified employees, directors and officers on terms and conditions which are in accordance with the prevailing rules and policies of the ASX, and our Board of Directors.  As of June 30, 2006, we had issued  incentive stock options to the following directors and officers pursuant to our stock option plan approved by shareholders.All of the directors* have since resigned:The following table sets out certain information relating to share options not exercised by our employees, senior management and directors (including former directors) as at June 30, 2006:

Name	Title of Class	$	Unexercised Options at June 30 2006	Expiry Date
Brett Fraser*	Shares	25c	500,000	30 June 2009
Ian Allen*	Shares	25c	500,000	30 June 2009
Howard Read*	Shares	25c	500,000	30 June 2009
Jay Stephenson*	Shares	25c	500,000	30 June 2009
Stephen Zadarnowski	Shares	20c	300,000	9 January 2011
Catherine Vann	Shares	20c	300,000	9 January 2011
Jocelyn Palacios	Shares	20c	150,000	9 January 2011

Bradley Zadarnowski	Shares	20c	150,000	9 January 2011
2,900,000

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Under Australian government regulations we are legally required to contribute 9% of employees' gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion.

Termination of employment, Change in Responsibilities and Employment Contracts

Except for as disclosed below, there are no employment contracts, consulting agreements, or “change of control agreements” in place between the Company and any of its Executive Officers.

Alex Aguero, the Company’s Managing Director, is a party to a service agreement entered into on  November 15, 2004 by the Company for a 3 year period.  Under the service agreement Alex Aguero is engaged by the Company to provide services in the capacity of managing Director for an annual remuneration of $80,000 inclusive of statutory superannuation.

Charles MacKinnon was appointed as a director of the Company on May 26, 2006.  Lothbury Advisory Pty Ltd, (a related entity to Charles MacKinnon) has since been engaged by the Company to provide various investment, banking, corporate advisory and corporate administration services for a fee of $10,000 per month which includes the provision that Charles MacKinnon serve as Chairman and Chief Financial Officer.

C.

Board Practices

The term of office of each director is subject to re-election on a rotation basis in accordance with the Company’s Constitution.  Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the board of directors.

The general duty of the Board of Directors of the Company is to oversee the management of the business and affairs of the Company.  In particular, the Board of Directors is responsible for the following matters:

(a)

adopting a strategic planning process for the Company which establishes the Company’s long term goals and strategies, and monitoring the success of the Company’s management in achieving those goals and implementing the strategy.

(b)

identifying the principal risks with respect to all aspects of the Company’s business, ensuring that there are systems in place to effectively monitor and manage such risks with a view to the long-term viability of the Company, and achieving a proper balance between the risks incurred and the potential return to the Company’s members;

(c)

engaging in succession planning, including appointing, training and monitoring senior management (which includes ensuring that objectives are in place against which management’s performance can be measured, establishing and maintaining programs to train and develop management, providing for the orderly succession of management, and assessing the performance and contribution of the Chief Executive officer of the Company against mutually established objectives; and

(d)

ensuring that the Company has a policy in place to enable it to communicate effectively with its shareholders, other stakeholders and the general public, effectively interpreting the operations of the Company to shareholders, accommodating feedback from shareholders, and ensuring that there are effective controls and information systems in place for the Board of Directors to discharge its responsibilities, such as an audit system which can inform the Board of Directors about the integrity of the data and the compliance of the financial information with appropriate accounting principles.

Committee of the Board of Directors

The Company maintains an Audit Committee, which oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company.  Currently, Charles MacKinnon serves as the Chair of the Audit Committee.

The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems.  The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.  The Audit Committee also oversees the annual audit process, the Company’s internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors.  The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors.  The Audit committee meets on an as needed basis.

D.

Employees

As of the date of this filing, the Company has 6 employees, all of whom work out of the Company’s head office.  The employees’ positions included managerial and support staff positions.  At times, the Company contracts selected specialist staff and consultants as needed.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6b above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at Filing date	Number of Options Or Warrants Outstanding at Filing Date	Beneficial Ownership (2)
Charles MacKinnon	1,988,380	393,750	4.9%
Alex Aguero	9,328,918	2,118,750	23.2%
Graham Nicol	465,618	12,500	1.1%
Robert Towner*	505,012	200,000	1.2%
Brett Fraser*	445,833	666,666	1.1%
Ian Allen*	466,667	733,333	1.1%
Howard Read*	200,000	600,000.5%
Stephen Zadarnowski	-	300,000	-
Catherine Vann	12,500	300,000	-
Jay Stephenson*	62,500	500,000	-

*

Directors during year ended June 30, 2006 who have resigned during that period.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.  The percentage ownership figure is calculated according to the the number of outstanding common shares as of the date of this filing, which is40,241,489.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

As of the date of this filing, a total of 40,241,489 shares in our capital were issued and outstanding.

To the best of Brainytoys’ knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of Brainytoys, except for those listed below:

Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (2)	Percent of Class(3)
Shares	Alex Aguero (1)	9,328,918	23.2%
Shares	Noble Investments Pty Ltd (4)	8,051,438	20.0%

(1)

Alex Aguero, Managing Director.

(2)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Unissued shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(3)

Based on 40,241,489 shares issued and outstanding as of the date of this filing.

(4)

Noble Investments Pty Ltd (“Noble”) is a related party to Mr. Tim Lebbon.  Noble holds one secured convertible note of $100,000 which confers upon it a right to convert at its option up to 1,666,667 shares in the Company thereby increasing the number of shares beneficially owned to 9,718,103 representing 23.82% of the share class.

There are currently no voting rights arrangements among the Company’s shareholders and directors.

We are not aware of any direct or indirect ownership or control of the Company by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. We do not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.

Related Party Transactions

The Company has not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting rights which give them significant influence over us or close members of their respective families; (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as shown directly below.

Alex Aguero

On 15th November 2004, the Company entered into a service agreement with Alex Aguero, the Managing Director, for a 3 year period relating to the payment of an annual remuneration of $80,000 inclusive of statutory superannuation.  For the years ended 30th June 2005 and 2006, Mr Aguero has been paid $55,384 and $87,273 respectively.

Wolfstar Group

A company owned by Brett Fraser (a former director) and Jay Stephenson (former Company Secretary and Chief Financial Officer) was paid $103,000 and $97,016 for the years ended June  30, 2005 and 2006 respectively for corporate and administrative services.

Graham Nicol

G.K. Nicol, CPA, will be paid $40,000 per annum commencing September 1, 2006 for accounting and Company Secretary service together with the provision of Graham Nicol’s services as a director of the Company.

Lothbury Advisory Pty Ltd (“Lothbury”) (Related to Charles MacKinnon)

Lothbury, an Australian licensed investment banker and corporate adviser, was paid $30,000 in September 2006 for the provision of investment banking services and other corporate advisory services relating to the Company’s completed $1.25 million and future capital raisings and various proposed corporate initiatives in addition to the provision of Charles Mackinnon’s services as Chairman, Chief Financial Officer and the provision of other management or administrative functions.  This arrangement is to continue at the rate of $10,000 per month. Lothbury received corporate advisory fees of approximately $100,000 from the Company during the year ended June 30, 2005 for various matters including the arrangement of the seed capital raising, IPO, and the acquisition of Brainytoys.com Pty Ltd.

Leadenhall Australia Limited (Related to Tim Lebbon)

During the year ended June 30, 2006, Leadenhall was paid an underwriting fee calculated at the rate of 6% of the value underwritten for the Company’s 1 for 4 pro rata rights for a raising of $454,348.  The fee was satisfied by the issue of shares.  The issue involved Tim Lebbon’s company, Noble Investments Pty Ltd taking up the $354,425 shortfall in shares.

On September 4, 2006, following the approval of the Company’s shareholders in general meeting the Company entered a Convertible Note Deed with a Tim Lebbon related company, (Noble Investments Pty Ltd) in relation to the provision by Noble of an $800,000 secured convertible note facility to be drawn down as to $100,000 at the Company’s option at any time up to June 30, 2010 for a fee calculated at the rate of 6% and satisfied by the issue of shares.

C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are stated in Australian dollars (A$) and are prepared in accordance with Australian International Financial Reporting Standards (“IFRS”), the application of which, in the case of the Company, confirms in all material respects for the periods presented with United States GAAP, except as discussed in Note 1 to the financial statements.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of the Company are included in the financial statements.

Audited Financial Statements

Fiscal 2006/2005 years ended June 30.

Legal/Arbitration Proceedings

The Directors and the Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on dividend distributions:

Brainytoys has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of Brainytoys are being retained for development and distribution of the Company’s toys and games products.

B.

Significant Changes

There have been no significant changes to the business of Brainytoys since June 30, 2006 except as otherwise disclosed herein.

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

Our common shares trade on the Australian Stock Exchange Limited (“ASX”) under the symbol “BRT”.  Our shares began trading on the ASX under the symbol “BRT” on March 24, 2005.  Before we were listed as “BRT”, and prior to our name change, our common shares were traded on the ASX under the name Auto Enterprises Limited and under the symbol “AEL”.  As of February 1, 2007 the stock price on the ASX was A$0.125.  Prior to being re-listed on the ASX on March 24, 2005, the Company had been suspended from trading since 1999.  Currently, our shares are not currently traded on any US trading market

The following information set forth, for the periods indicated, the highest and lowest market quotations for our common shares reported on the daily official list of the ASX.

	HIGH:	LOW:
Calender Year
Calender Year 2005	0.195	0.052
Calender Year 2006	0.1	0.04

Per Quarter
Mar-05	0.195	14.5
Jun-05	0.16	0.066
Sep-05	0.085	0.052
Dec-05	0.065	0.55
Mar-06	0.07	0.40
Jun-06	0.01	0.05
Sep-06	0.65	0.052
Dec-06	0.10	0.052
6 Months to Dec 06

Jun-06	0.065	0.05
Jul-06	0.065	0.052
Aug-06	0.064	0.052
Sep-06	0.06	0.06
Oct-06	0.05	0.09
Nov-06	0.06	0.09
Dec-06	0.10	0.088

As of the date of this filing, there were 40,241,489 shares outstanding; there were approximately 450 registered holders of our shares, of which none of the total outstanding shares were held by registered holders located in the United States.

B.

Plan of Distribution

Not Applicable.

C.

Markets

Our shares are quoted in Australia on the ASX under the trading symbol “BRT”.

We intend to list our common stock on the Over-The-Counter Bulletin Board ("OTCBB").

There can be no guarantee that the Company’s application to list on the OTCBB will be accepted.

D.

Selling Shareholders

Not Applicable.

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

Shares.

We presently are authorized to issue an unlimited number of our shares, no par value per share.  As of the date of this filing, we have 40,241,489 shares issued and outstanding.

The holders of our shares will elect all directors and are entitled to one vote for each share.  All shares will participate equally in dividends if declared by our board of directors, and in net assets in the event of the liquidation of Brainytoys.  All shares presently outstanding are duly authorised, validly issued, fully paid and non-assessable by Brainytoys.  Our shares have no preference, conversion, exchange, pre-emptive or cumulative voting rights.  At present, no shares of Brainytoys are held by the Company or any of its subsidiaries.

Options.

Set forth below is a table summarising the 10,954,498 outstanding options to purchase shares as of February 1, 2007.

Name	No of Options Granted and Not Exercised	Exercise Price	Expiration Date
Charles MacKinnon (1)	393,750	$0.25	June 30, 2009
Brett Fraser (2) Rob Towner (2)	500,000 200,000	$0.25 $0.25	June 30, 2009 June 30,2009
Graham Nicol (1)	12,500	$0.25	June 30, 2009
Ian Allen (2)	500,000	$0.25	June 30, 2009
Howard Read (2)	500,000	$0.25	June 30, 2009
Jay Stephenson (2)	500,000	$0.25	June 30, 2009
Alex Aguero (1)	2,118,750	$0.25	June 30, 2009
Bradley Zadarnowski	150,000	$0.20	January 9, 2011
Jocelyn Palacios	150,000	$0.20	January 9, 2011

Stephen Zadarnowski (3)	300,000	$0.20	January 9, 2011
Catherine Vann (3)	300,000	$0.20	January 9, 2011
Shareholders (4)	5,329,498	$0.25	June 30, 2009
	10,954,498

(1)

Current Directors

(2)

Former Directors or Officers

(3)

Management

(4)

Held by 350 option holders

Options

At the date of this report, the unissued ordinary shares of Brainytoys Limited under option are as follows:

Grant Date	Expiration Date	Exercise Price	Number under Option
November 19, 2004	June 30, 2009	$0.25	3,366,998
March 24, 2005	June 30, 2009	$0.25	2,500,000
March 24, 2005	June 30, 2009	$0.25	2,187,500
June 3, 2005	June 30, 2009	$0.25	2,000,000
January 10, 2006	January 9, 2010	$0.20	900,000
			10,954,498

No person entitled to exercise the option has or has any right by virtue of the option to participate in any share issue of any other body corporate.

Warrants

There are no warrants outstanding.

Convertible Loan Notes

•

1 Convertible Note issued at $100,000 and being convertible to 1,666,667 shares at $0.06 per share.

•

7 Convertible Notes issued at $100,000 and each being convertible to that number of Shares that is equal to the drawn down Face Value of each such Convertible Note divided by the higher of the following:

(i)

$0.05 per Share; or

(ii)

the three month volume weighted average price of the Company’s shares, as traded on ASX and discounted by 20%.  The maximum number of shares that may be issued if the 7 Convertible Notes are drawn down in full and converted to shares is 12,000,000 shares.

As the convertible notes have not been drawn down no options are outstanding in relation to the notes.

History of Share Capital

	Number of Shares	Value of Shares
Shares issued up to June 30 2004	2,614,800	$3,671,211
Shares Issued for cash to Seed Capital subscribers, Oct2004.-Jan. 2005* ($0.15 per share)	13,924,914	$2,088,690
Shares issued to complete acquisition of Brainytoys.com Pty Ltd, March 2005	5,000,000	$1,000,000

Shares issued pursuant to prospectus March 2005. ($0.20 per share) * Transaction Costs	8,750,000 -	$1,750,000 ($ 408,037 )
Position as at June 30 2005.	30,289,714	$8,101,864

1 for 4 Rights Issue, July 2006 *	7,572,429	$454,346
Underwriting fee - Rights Issue, July 2006	454,346	27,261
Convertible Note Issue - Fee, September 2006 US Investment Banker issue Placement Issue-December 2006*	800,000 125,000 1,000,000	48,000 7,500 80,000
Position as of the date of this filing.	40,241,489	8,718,971

*

Shares issued for cash consideration

Resolutions and Authorizations

Resolutions relating to shares sold are subject to the provisions of the Corporations Act 2001 and the ASX Listing provisions.

B.

Memorandum and Articles of Association

Summary of Constitution

1.

The Company was incorporated in the State of New South Wales, Australia on May 5, 1980 under the name Bevona Pty Ltd.  Following several name changes, the Company approved a name change from Auto Enterprises Limited to Brainytoys Limited.

2.

(a)

a director who has a material interest in a matter that is being considered at a meeting of the directors must not vote on the matter and must not be present while the matter is being considered at the meeting, except where the material interest is an interest that the director has as a shareholder of the Company and in common with the other shareholders of the Company;

(b)

directors remuneration may only be varied by ordinary resolution of the shareholders in general meeting;

(c)

the directors may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting, including the borrowing of money;

(d)

there is no age limit requirement for the retirement or non-retirement of directors; and

(e)

a director is not required to hold shares in the Company.

3.

Generally, in relation to the rights, preferences and restrictions attaching to each class of shares, the allotment and issue of any new shares is under the control of the directors of the Company.  Subject to restrictions on the issue or grant of securities contained in the Listing Rules, the Constitution and the Corporations Act (and without affecting any special right previously conferred on the holder of an existing share or class of shares), the directors may issue shares as they shall, in their absolute discretion, determine.

(a)

the Directors may from time to time declare and pay or credit a dividend, payable only from profits, in accordance with the Corporations Act.  Subject to any special right as to dividends attaching to a share, all dividends will be declared and paid according to the proportion of the amount paid to the total amount paid and payable in respect of the Shares.  All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the directors for the benefit of the Company until claimed;

(b)

at general meetings of shareholders or classes of shareholders:

(i)

each shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)

on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a shareholder has one vote; and

(iii)

on a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for each share held, but in respect of partly paid shares shall have a fraction of a vote equivalent to the proportion which the amount paid up bears to the total issue price for the share;

Directors retire by rotation, one-third at each annual general meeting, and are eligible for re-election.  There is no element of cumulative voting to effect this arrangement.

(c)

in addition to dividend rights (above at 3a.) shareholders may also share in the Company’s profits by way of capitalization of profits – paying up partly or in full unpaid amounts on shares and paying up partly or in full unissued shares;

(d)

if the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the shareholders or different classes of shareholders.  The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability;

(e)

the Company may purchase its own shares on such terms and at such times as may be determined by the directors from time to time;

(f)

the Constitution does not contain a provision in relation to sinking funds;

(g)

the directors may by resolution make calls on shareholders of partly paid shares to satisfy the whole or part of the debt owing on those shares provided that the dates for payment of those shares were not fixed at the time of issue.  A shareholder to whom notice of a call is given must pay to the Company the amount called in accordance with the notice; and

(h)

the Constitution does not contain any provisions discriminating against any existing or prospective holder of securities as a result of that shareholder owning a substantial number of shares.

4.

Under Section 246B of the Corporations Act, the Company may, with the sanction of a special resolution passed at a meeting of shareholders vary or abrogate the rights attaching to shares.

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class), whether or not the Company is being wound up, may be varied or abrogated with the consent in writing of the holders of three quarters of the issued shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the shares of that class.

5.

A public company must hold an annual general meeting once each calendar year and within 5 months after the end of the financial year.  The annual general meeting and extraordinary meetings of shareholders are held at such times and places as the board of directors shall determine, or by holders of not less than 5% of the securities issued by the Company who request that the directors call a meeting.  Notices of meetings are sent out to shareholders not less than 28 days before the date of such meeting and shareholders of the Company are entitled to receive notice of, attend and vote at, all meetings of shareholders.

6.

Each shareholder with a registered address outside Australia acknowledges the Company may arrange for a nominee to dispose of any of its entitlement to participate in any issue of shares or share options by the Company to its shareholders.

7.

The Constitution does not contain a provision in relation to a change in control of the Company.

8.

There is no requirement in the Constitution to disclose ownership over a certain threshold.  However, under the Corporations Act a shareholder with a substantial holding (5% or more) must provide information where there is a movement of at least 1% in their holding.

9.

The Company may by ordinary resolution:

(a)

issue new shares of such amount specified in the resolution;

(b)

consolidate and divide all or any of its shares into shares of larger amount than its existing shares;

(c)

subdivide all or any of its shares into shares of smaller amount (keeping the proportion of paid and unpaid on each share the same);

(d)

cancel shares that have not been taken, or have been forfeited and reducing the amount of its share capital by the amount of the shares so cancelled; and

(e)

reduce its share capital in any way including, but not limited to, distributing to shareholders securities of any other body corporate.

C.

Material Contracts

During the years ended June 30, 2005 and 2006, the Company has entered into the following material contracts.

(1)

On June 28, 2004, the Company entered into an agreement with the vendors of Brainytoys.com Pty Ltd (principally Alex Aguero) to acquire 100% of its share capital involving a cash payment of $25,000 and the issue of 35,953,000 shares (pre-consolidation).

(2)

On November 15, 2004, the Company entered into a 3 year agreement with Alex Aguero to provide his services as Managing Director of the Company.

(3)

On April 3, 2006, the Company entered into a memorandum of understanding relating to product distribution in the USA, (for certain segments) and certain parts of Europe with Enertec Enterprises Limited, a Hong Kong-based Company.

(4)

On April 23, 2006, the Company entered into a memorandum of understanding relating to product distribution in the USA with Reveal Entertainment Inc., a Texas-based corporation.

(5)

On April 28, 2006 the Company entered into a memorandum of understanding relating to product distribution in Australia and the United Kingdom with Modern Brands Pty Ltd.

(6)

On June 15, 2006, the Company entered into an agreement with Leadenhall Australia Limited relating to the underwriting by it of a 1 for 4 pro rata rights issue to raise $454,346.

(7)

On August 2, 2006, the Company entered into a Convertible Note Agreement (subject to shareholder approval) with Noble Investments Pty Ltd relating to the issue by the Company at its option of a series of secured convertible loan notes to a value of $800,000 maturing on 30 June 2009.

(8)     On  December 7,  2006,the Company entered into Merchandising Licensing agreement with Porchlight Entertainment,Inc. relating to the Jay Jay the Jet Plane brand and productions for the United States and Canadian markets.

(9)      On December 8,  2006,the Company entered into a Merchandising Licensing Agreement with Classic Media Inc. ( a division of Random House Publications ) relating to the Little Golden Books titles of the United States market.

(10)   On  December 15, 2006, the Company entered into a Merchandising Licensing  agreement with Dreamworks Animation relating to the Bees Movie for the United States market.

(11)   On January 23, 2007,the Company entered into a merchandising licensing agreement with Wiggles International Pty Ltd relating to the Wiggles brand for the United States market

D.

Exchange Controls

Exchange Controls and other limitations affecting security holders:

Australia has largely abolished exchange controls on investment transactions.  The Australian dollar is freely convertible into US dollars except that all payments and cash transactions in excess of $5,000 to non-residents must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they are in the form of cash, dividends, capital or profits.

The Foreign Acquisitions and Takeovers Act (“Foreign Acquisitions Act”) sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company.  The Foreign Acquisitions Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business.  The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest.  The Foreign Acquisitions Act contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

The Foreign Acquisitions Act requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if, after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained herein.  The foregoing approval requirement applies to the following classes of persons:  (i) any natural person not ordinarily resident in Australia, (ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Foreign Acquisitions Act) holds a substantial interest, and (iii0 two or more such persons or corporations which hold an aggregate substantial interest.

The Foreign Acquisitions Act requires foreign persons or foreign-controlled entities to give forty (40) days notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company.  If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

The Constitution of the Company does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

E.

Taxation

The following discussion summarizes US Federal and Australian tax consequences of the ownership of shares by a person (“US Portfolio Stockholder”) that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US Federal income tax on a net income basis in respect of the Shares; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

The statements regarding US and Australian tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect).  This summary is not exhaustive of all possible tax consideration and investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers.

Taxation of Gains on Sale

A US Portfolio Stockbroker is not subject to Australian income tax on the sale of its Shares in the Company.

Passive Foreign Investment Company Status

A foreign corporation is classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code “look-through” rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

If the Company were a PFIC during any year in which a US Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realised from the sale of any other disposition of the Shares, or any excess distribution received from the Company.

A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders’ holding period for the shares).  To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated rateably over the US Portfolio Stockholder’s holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and (iii) an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity’s Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity’s in the Company.  A US person that owns an interest in the entity that if an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder’s shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary.  An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognised by the actual holder on the Shares.  An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares.  If the Company were a PFIC, a US Portfolio Stockbroker of Shares would generally be subject to similar rules with respect to distribution by, an disposition of the shares of, any direct or indirect subsidiaries of the Company that were PFIC’s.

The Internal Revenue Code provides each US stockholder in a PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided.  This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC’s distributed and undistributed income, as computed under US tax accounting principles, on an current basis.  In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder’s pro-rata share of the PFIC’s undistributed income, although in this case interest applies on the deferred tax.  Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor’s personal US tax liability with respect to the Company’s undistributed income.  These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspection by the Internal Revenue Service, an analysis of the PFIC’s income computed under US tax accounting principles.

The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company’s income on a current basis.  Therefore, these elections may not be available to the Company’s US Portfolio Stockholders.

There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period.  These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC.  Any gain is recognised and subjected to tax under the rules described above.  Loss is not recognised.  The US Portfolio Stockholder’s basis in the Shares is increased by the amount of gain recognised on the deemed sale.  This election is not available to a Us Portfolio Stockholder that previously elected to include its share of the Company’s income on a current basis.  The US Congress recently has considered legislation that would alter the PFIC rules substantially.  Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

Taxation of Dividends

The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings, if any, to finance expansion of its business.  Should the Company begin paying dividends, however, the Company’s dividends to its US Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be “franked” for Australian tax purposes.  A dividend is considered to be “franked” to the extent that such dividend is paid out of the Company’s income on which Australian corporate tax has been levied.  Even if not “franked”, a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company’s non-Australian source dividend income and the Company specifies a “foreign dividend account declaration percentage” for such purpose.  The Company anticipates that if it pays dividends, such dividends would likely be either “franked”, or paid from the Company’s non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

If, however, dividends are paid by the Company that are not “franked”, nor paid from the initial Company’s non-Australian source dividend income as specified in the foreign dividend account declaration percentage, such dividend would then be subject to Australian dividend withholding tax.  However, in accordance with the provisions of the Australia/United States Income Tax Treaty, Australian withholding tax on dividend income derived by a US stockholder would be limited to 15% of the gross amount of the dividend.  Subject to certain limitations, any Australian dividend withholding tax may be claimed as a credit against the federal income tax liability of the US stockholder.  The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific clauses, or “baskets” of income.  For this purpose, dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Portfolio Stockholder, “financial service income”.  The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income.  The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder’s income and the deductions allocable thereto.

Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits, if any of the Company, as determined for US federal income tax purposes.  If the Company pays a dividend, such dividend would likely be paid in Australian dollars.  The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars gain or loss, if any, realised on a sale or other disposition of Australian Dollars will be ordinary income or loss to the US Portfolio Stockholder.  Dividends paid by the Company will not be eligible for the “inter-corporate dividends received” deduction allowed to US corporations.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes.  Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Persons having a right of inspection of the Company’s records under the Australian Corporations and Securities Legislation can inspect such records by contacting the Company’s registered office at 6B Bowen Street, O’Connor W.A. Australia 6163, Telephone: (61 8) 9331 8441, Facsimile: (61 8) 9331 8452.

I.

Subsidiary Information

For more information on the Company’s subsidiaries, see “Item 4.  Information on the Company - Organizational Structure”.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15

CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16

[Reserved]

ITEM 16A

Audit Committee Financial Expert

Not Applicable.

ITEM 16B

Code of Ethics

Not Applicable.

ITEM 16C

Principal Accountant Fees and Services

Not Applicable.

ITEM 16D

Exemptions Form the Listing Stands for Audit Committees

Not Applicable.

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM 17

FINANCIAL STATEMENTS

Our financial statements filed as part of this registration statement are listed in Item 19 Financial Statements and Exhibits.

All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with Australian IFRS.

ITEM 18

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19

EXHIBITS

Exhibit No.

Description

1.1

Historical Company Extract dated September 19, 2006 provided by the Australian Securities and Investments Commission

1.2

Constitution of Brainytoys Limited dated November 22, 2005

2

Form of electronic share certificate.

3.1

Agreement between Alex Aguero and the Company dated June 28, 2004.

3.2

Service Agreement between Alex Aguero and the Company dated October 4, 2004.

3.3

Underwriting Agreement dated June 15, 2006 with Leadenhall Australia Ltd.

3.4

Convertible Note Agreement between the Company and Noble Investments Pty Ltd dated August 2, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BRAINYTOYS LIMITED

Date: October 10 2006	By:	/s/ Alex Aguero
Name: Alex Aguero
Title: Managing Director

BRAINYTOYS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS AT 30TH JUNE 2006

CONTENTS	PAGE
Income Statement	43
Balance Sheet	44
Cash Flow Statement	46
Notes to Financial Statements	47
Directors’ Declaration
Corporate Governance Statement
Audit Report

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $
Revenue	3	32,192	127,441	32,192	40,814
Accounting and Audit Fees		(32,794)	(29,638)	(32,794)	(29,638)
Finance Costs		(925)	(796)	(925)	(796)
Consultancy Fees		(177,878)	(134,114)	(177,878)	(134,114)
Share registry and Listing Fees		(29,693)	(38,547)	(29,693)	(38,547)
Legal Costs		(12,778)	(4,173)	(12,778)	(4,173)
People Costs		(575,277)	(339,294)	(575,277)	(314,294)
Computers and Software		(7,487)	(55,067)	(7,487)	(55,067)
Rent		(18,167)	(19,848)	(18,167)	(19,848)
Printing and Stationery		(21,420)	(19,784)	(21,420)	(19,784)
Research and Development		(273,493)	-	(273,493)	-
Supplies and Materials		(27,011)	-	(27,011)	-
Depreciation and amortisation expense		(59,595)	(92,670)	(58,024)	(16,875)
Travel and Accommodation		(122,205)	(61,232)	(122,205)	(61,232)
Share-based payments expense		(6,120)	(4,400)	(6,120)	(4,400)
Impairment of Intellectual Property		(2,198,063)	-	-	-
Impairment of Investment		-	-	(2,187,821)	-
Impairment of Loan		-	-	(25,000)	-
Other expenses	4	(102,023)	(72,583)	(102,023)	(71,296)

Loss from continuing operations		(3,632,737)	(744,705)	(3,645,924)	(729,251)

Income tax benefit	5	89,879	-	89,879	-

Loss from continuing operations		(3,542,858)	(744,705)	(3,556,045)	(729,251)
Loss attributable to members of the parent entity		(3,542,858)	(744,705)	(3,556,045)	(729,251)
Overall Operations
Basic earnings per share (cents per share)	8	(11.7)	(4.5)
Diluted earnings per share (cents per share)	8	N/A	N/A

The accompanying notes form part of these financial statements.

BALANCE SHEET AS AT 30 JUNE 2006
	Note	Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $
CURRENT ASSETS
Cash and cash equivalents	9	93,225	1,399,477	93,225	1,399,477
Trade and other receivables	10	119,789	40,550	119,789	40,550
Other financial assets	11	40,000	40,000	40,000	40,000
TOTAL CURRENT ASSETS		253,014	1,480,027	253,014	1,480,027
NON-CURRENT ASSETS
Property, plant and equipment	12	167,927	220,083	167,927	218,512
Patents and Trademarks	13	7,915	7,494	7,915	7,494
Intellectual Property	14	-	2,198,066	-	-
Trade and other financial assets	15	-	-	-	2,187,821
Trade and other receivables	16	-	-	-	25,000
TOTAL NON-CURRENT ASSETS		175,842	2,425,643	175,842	2,438,827

TOTAL ASSETS		428,856	3,905,670	428,856	3,918,854

CURRENT LIABILITIES
Trade and other payables	17	61,855	22,525	61,855	22,525
Short term borrowings	18	7,864	-	7,864	-
Short term provisions	19	34,727	21,997	32,460	19,727
TOTAL CURRENT LIABILITIES		104,446	44,522	102,179	42,252

TOTAL LIABILITIES		104,446	44,522	102,179	42,252

NET ASSETS		324,410	3,861,148	326,677	3,876,602

EQUITY
Issued Capital	20	8,101,864	8,101,864	8,101,864	8,101,864
Share Based Payments Reserve	21	10,520	4,400	10,520	4,400
Accumulated Losses		(7,787,974)	(4,245,116)	(7,785,707)	(4,229,662)
TOTAL EQUITY		324,410	3,861,148	326,677	3,876,602
The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006
Economic Entity		$	$	$	$
	Note	Share Capital	Accumulated Losses	Share Based	Total
		Ordinary		Payments Reserve
Balance at 1.7.2004		3,671,211	(3,500,411)	-	170,800
Shares issued during the year		4,430,653	-	-	4,430,653
Profit attributable to members of parent entity		-	(744,705)	-	(744,705)
Share based payments reserve		-	-	4,400	4,400
Balance at 30.6.05		8,101,864	(4,245,116)	4,400	3,861,148

Shares issued during the year – net of costs		-	-	-	-
Profit attributable to members of parent entity		-	(3,542,858)	-	(3,542,858)
Share based payments reserve		-	-	6,120	6,120
Balance at 30 June 2006		8,101,864	(7,787,974)	10,520	324,410

Parent Entity		$	$	$	$
	Note	Share Capital	Accumulated Losses	Share Based	Total
		Ordinary		Payments Reserve
Balance at 1.7.2004		3,671,211	(3,500,411)	-	170,800
Shares issued during the year		4,430,653	-	-	4,430,653
Profit attributable to members of parent entity		-	(729,251)	-	(729,251)
Share based payments reserve		-	-	4,400	4,400
Balance at 30.6.05		8,101,864	(4,229,662)	4,400	3,876,602

Shares issued during the year – net of costs		-	-	-	-
Profit attributable to members of parent entity		-	(3,556,045)	-	(3,556,045)
Share based payments reserve		-	-	6,120	6,120
Balance at 30 June 2006		8,101,864	(7,785,707)	10,520	326,677

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006
	Note
		Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees		(1,332,365)	(777,775)	(1,332,365)	(778,758)
Interest received		32,192	40,814	32,192	40,814
Net cash used in operating activities	23a	(1,300,173)	(736,961)	(1,300,173)	(737,944)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(7,439)	(236,370)	(7,439)	(235,387)
Purchase of other non-current assets		(421)	(7,494)	(421)	(7,494)
Payment for subsidiary (net of cash) acquired		-	(109,232)	-	(109,232)
Net cash used in investing activities		(7,860)	(353,096)	(7,860)	(352,113)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares net of cost		(6,083)	2,352,063	(6,083)	2,352,063
Net cash used in (provided by) financing activities		(6,083)	2,352,063	(6,083)	2,352,063
Net increase in cash held		(1,314,116)	1,262,006	(1,314,116)	1,262,006
Cash at beginning of financial year		1,399,477	137,471	1,399,477	137,471
Cash at end of financial year	9	85,361	1,399,477	85,361	1,399,477

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Brainytoys Ltd and controlled entities and Brainytoys Limited as an individual parent entity. Brainytoys Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of Brainytoys Limited and controlled entities, and Brainytoys Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation
First-time Adoption of Australian Equivalents to International Financial Reporting Standards

Brainytoys Limited and controlled entities, and Brainytoys Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures excluding cases where optional exemptions available under AASB 1 have been applied. These consolidated accounts are the first financial statements of Brainytoys Limited to be prepared in accordance with Australian equivalents to IFRS which complies with IFRS as published by International Accounting Standards Board.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement. Refer to Note 28 for further details on changes in accounting policy.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 2 to this report.

Reconciliation to US GAAP

Reconciliation of US GAAP to Australian Equivalent of International Financial Reporting Standards – there are no material differences between US GAAP and the Australian equivalent to International Financial Reporting Standard

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The accounts have been prepared on a going concern basis.

In common with research and development companies, the Group’s operations are subject to risk and uncertainty due primarily to the nature of the research, development and commercialisation to be undertaken.

As noted within the Directors’ Report, the ability of the Group to continue as a going concern is dependent upon the Group achieving significant cash flow arising from product sales and/or raising significant additional funding in order to continue to research and develop the Group’s products to achieve a position where it can commercialise or market the products or technology satisfactorily.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The Directors and senior management have prepared a cash flow forecast for the ensuing year to satisfy themselves that the Group will have adequate resources for the foreseeable future. Thereafter, in the event cash flow contribution from product sales and/or sufficient capital raising at an amount and timing necessary to meet the future budgeted operational and investing activities of the Group is unfavourable, the Directors believe that they will be able to contain the operating and investment activities sufficiently to ensure that the Group can meet its debts as and when they become due and payable.

In the unlikely event that the events referred to above result in a negative outcome, then the going concern basis of accounting may not be appropriate with the result that the Group may have to realise its assets and extinguish its liabilities other than in the normal course of business and in amounts different from that stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should the Group not be able to continue as going concern.

On 27 July 2006, the Company completed a 1 for 4 rights issue to raise $454,346.

On 2 August 2006, the Company entered into a conditional agreement (subject to shareholder approval) for the issue of convertible secured loan notes to Noble Investments Pty Ltd for an undrawn credit facility of $800,000.

The Company proposes to issue 8 convertible notes on the series issue date as follows:

•

One fixed convertible note issued at $100,000 convertible by Noble Investments Pty Ltd at $0.06 each in 1,666,667 ordinary fully paid shares in the company; and

•

Seven subsequent convertible notes issued at $100,000.  The seven subsequent notes are convertible into that number of Shares equal to the Face Value of the relevant Subsequent Note divided by the higher of $0.05 per Share or the three month volume weighted average price of the Company’s Shares, as traded by the ASX and discounted by 20%.

•

The subsequent notes are to be drawn down at the discretion of the Company.

•

Interest is payable on the drawn notes at 10% per annum.

•

The Company must execute a Deed of Charge in relation to the relevant Subsequent Note and servicing such amount as specified in the Convertible note Deed.

•

The conversion of notes to shares in the Company is at the absolute discretion of Noble.

(a)	Principles of Consolidation

A controlled entity is any entity controlled by Brainytoys Limited. Control exists where Brainytoys Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Brainytoys Limited to achieve the objectives of Brainytoys Limited.  A list of controlled entities is contained in Note 15 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.
Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Brainytoys Limited.
(b)	Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c)	Property, Plant, and Equipment
Each class of property, plant, and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses
Plant and equipment
Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs, and an appropriate proportion of fixed and variable overheads.
Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.  Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:
	Class of Fixed Asset	Depreciation Rate
	Plant and equipment Computers	20% 33%
The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount.  These gains and losses are included in the income statement.  When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
(d)	Intangibles
Patents and Trademarks

Patents and trademarks are recognised at cost of acquisition. Patents and trademarks have a definite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents and trademarks are amortised over their useful life ranging from 15 to 20 years.

(e)	Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(f)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.  Bank overdrafts are shown within short-borrowings in current liabilities on the balance sheet.

(g)	Revenue
Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.
All revenue is stated net of the amount of goods and services tax (GST).
(h)	Goods and Services Tax (GST)

Revenues, expenses, and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

(i)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the economic entity are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values.  Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease.
Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.
Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
(j)	Research and Development Expenses

Expenditure during the research phase of a project is recognised as an expense when incurred.  Development costs are capitalised only when technically feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

k)	Financial Instruments

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges.  Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available for sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
(l)	Earnings Per Share

  i.          Basic earnings per share

Basic earnings per share is determined by dividing the profit attributable to equity holders of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

 ii.          Diluted earnings per share

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(m)	Intellectual Property

Intellectual property on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. The intellectual property is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off as impairment losses in the Income Statement.

(n)	Impairment of Assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.
Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
(o)	Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will results and that outflow can be reliably measured.

(p)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

(q)	Equity-settled compensation

The group operates an Incentive Option Scheme share-based compensation plan.  The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
(q) Comparative Figures
Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.
Critical Accounting Estimates and Judgments

The Directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group.

Key Estimates — Impairment

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

An impairment loss amounting to $2,198,063 has been recognised under the Australian equivalents to IFRS relating to the Intellectual Property which has been written down to its recoverable amount.  This has been recognised in the income statement for the year ended 30 June 2006.

An impairment loss amounting to $2,187,821 has been recognised under the Australian equivalents to IFRS relating to the Investment in Brainytoys.com Pty Ltd which has been written down to its recoverable amount.  This has been recognised in the income statement for the year ended 30 June 2006.

An impairment loss amounting to $25,000 has been recognised under the Australian equivalents to IFRS relating to a loan from Brainytoys Limited to Brainytoys.com Pty Ltd which has been written down to its recoverable amount.  This has been recognised in the income statement for the year ended 30 June 2006.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
			Economic Entity
NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	Note	Previous GAAP at 1.7.2004	Adjustments on introduction of Australian equivalents to IFRS	Australian equivalents to IFRS at 1.7.2004
Reconciliation of Equity at 1 July 2004		$	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		137,471	-	137,471
Trade and other receivables		1,163	-	1,163
Other Financial Assets		40,000	-	40,000
TOTAL CURRENT ASSETS		178,634	-	178,634
NON-CURRENT ASSETS
Property, plant and equipment		-	-	-
Patents and Trademarks		-	-	-
Intellectual Property		-	-	-
TOTAL NON-CURRENT ASSETS		-	-	-
TOTAL ASSETS		178,634	-	178,634
CURRENT LIABILITIES
Trade and other payables		7,834	-	7,834
Short term provisions		-	-	-
TOTAL CURRENT LIABILITIES		7,834	-	7,834
TOTAL LIABILITIES		7,834	-	7,834
NET ASSETS		170,800	-	170,800
EQUITY
Issued capital		3,671,211	-	3,671,211
Reserves	2a	714,554	(714,554)	-
Retained earnings	2d	(4,214,965)	714,554	(3,500,411)
TOTAL EQUITY		170,800	-	170,800

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
			Economic Entity
NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	Note	Previous GAAP at 30.6.2005	Adjustments on introduction of Australian equivalents to IFRS	Australian equivalents to IFRS at 30.6.2005
Reconciliation of Equity at 30 June 2005		$	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,399,477	-	1,399,477
Trade and other receivables		40,550	-	40,550
Other Financial Assets		40,000	-	40,000
TOTAL CURRENT ASSETS		1,480,027	-	1,480,027
NON-CURRENT ASSETS
Property, plant and equipment		220,083	-	220,083
Patents and Trademarks		7,494	-	7,494
Intellectual Property		2,198,066	-	2,198,066
TOTAL NON-CURRENT ASSETS		2,425,643	-	2,425,643
TOTAL ASSETS		3,905,670	-	3,905,670
CURRENT LIABILITIES
Trade and other payables		22,525	-	22,525
Short term provisions		21,997	-	21,997
TOTAL CURRENT LIABILITIES		44,522	-	44,522
TOTAL LIABILITIES		44,522	-	44,522
NET ASSETS		3,861,148	-	3,861,148
EQUITY
Issued capital		8,101,864	-	8,101,864
Reserves	2a	714,554	(714,554)	-
Share based payments Reserve	2b	-	4,400	4,400
Retained earnings	2d	(4,955,270)	710,154	(4,245,116)
TOTAL EQUITY		3,861,148	-	3,861,148

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
			Parent Entity
NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	Note	Previous GAAP at 1.7.2004	Adjustments on introduction of Australian equivalents to IFRS	Australian equivalents to IFRS at 1.7.2004
Reconciliation of Equity at 1 July 2004		$	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		137,471	-	137,471
Trade and other receivables		1,163	-	1,163
Other Financial Assets		40,000	-	40,000
TOTAL CURRENT ASSETS		178,634	-	178,634
NON-CURRENT ASSETS
Property, plant and equipment		-	-	-
Patents and Trademarks		-	-	-
Intellectual Property		-	-	-
TOTAL NON-CURRENT ASSETS		-	-	-
TOTAL ASSETS		178,634	-	178,634
CURRENT LIABILITIES
Trade and other payables		7,834	-	7,834
Short term provisions		-	-	-
TOTAL CURRENT LIABILITIES		7,834	-	7,834
TOTAL LIABILITIES		7,834	-	7,834
NET ASSETS		170,800	-	170,800
EQUITY
Issued capital		3,671,211	-	3,671,211
Reserves	2a	714,554	(714,554)	-
Retained earnings	2d	(4,214,965)	714,554	(3,500,411)
TOTAL EQUITY		170,800	-	170,800

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
			Parent Entity
NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	Note	Previous GAAP at 30.6.2005	Adjustments on introduction of Australian equivalents to IFRS	Australian equivalents to IFRS at 30.6.2005
Reconciliation of Equity at 30 June 2005		$	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		1,399,477	-	1,399,477
Trade and other receivables		40,550	-	40,550
Other Financial Assets		40,000	-	40,000
TOTAL CURRENT ASSETS		1,480,027	-	1,480,027
NON-CURRENT ASSETS
Property, plant and equipment		218,512	-	218,512
Patents and Trademarks		7,494	-	7,494
Financial assets		2,187,821		2,187,821
Trade and other receivables		25,000		25,000
TOTAL NON-CURRENT ASSETS		2,438,827	-	2,438,827
TOTAL ASSETS		3,918,854	-	3,918,854
CURRENT LIABILITIES
Trade and other payables		22,525	-	22,525
Short term provisions		19,727	-	19,727
TOTAL CURRENT LIABILITIES		42,252	-	42,252
TOTAL LIABILITIES		42,252	-	42,252
NET ASSETS		3,876,602	-	3,878,602
EQUITY
Issued capital		8,101,864	-	8,101,864
Reserves	2a	714,554	(714,554)	-
Share based payments Reserve	2b	-	4,400	4,400
Retained earnings	2d	(4,939,816)	710,154	(4,229,662)
TOTAL EQUITY		3,876,602	-	3,876,602

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
Economic Entity
NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	Note	Previous GAAP	Effect of transition to Australian equivalents to IFRS	Australian equivalents to IFRS
Reconciliation of Profit or Loss year ended 30 June 2005		$	$	$

Revenue		127,441	-	127,441
Accounting and Audit Fees		(29,638)		(29,638)
Finance Costs		(796)	-	(796)
Consultancy Fees		(134,114)	-	(134,114)
Share Registry and Listing Fees		(38,547)	-	(38,547)
Legal Costs		(4,173)	-	(4,173)
People Costs		(339,294)	-	(339,294)
Computers and Software		(55,067)	-	(55,067)
Rent		(19,848)	-	(19,848)
Printing and Stationery		(19,784)	-	(19,784)
Depreciation expense		(16,875)	-	(16,875)
Amortisation expense		(75,795)	-	(75,795)
Travel and Accommodation		(61,232)	-	(61,232)
Share based payments	2b	-	(4,400)	(4,400)
Other Expenses		(72,583)	-	(72,583)
Loss before income tax		(740,305)	(4,400)	(744,705)
Income tax expense		-	-	-
Loss from continuing operations		(740,305)	(4,400)	(744,705)

Loss for the year		(740,305)	(4,400)	(744,705)

Loss attributable to members of the parent entity		(740,305)	(4,400)	(744,705)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
Parent Entity
NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	Note	Previous GAAP	Effect of transition to Australian equivalents to IFRS	Australian equivalents to IFRS
Reconciliation of Profit or Loss year ended 30 June 2005		$	$	$

Revenue		40,814	-	40,814
Accounting and Audit Fees		(29,638)		(29,638)
Finance Costs		(796)	-	(796)
Consultancy Fees		(134,114)	-	(134,114)
Share Registry and Listing Fees		(38,547)	-	(38,547)
Legal Costs		(4,173)	-	(4,173)
People Costs		(314,294)	-	(314,294)
Computers and Software		(55,067)	-	(55,067)
Rent		(19,848)	-	(19,848)
Printing and Stationery		(19,784)	-	(19,784)
Depreciation expense		(16,875)	-	(16,875)
Travel and Accommodation		(61,232)	-	(61,232)
Share based payments	2b	-	(4,400)	(4,400)
Other Expenses		(71,297)	-	(71,297)
Loss before income tax		(724,851)	(4,400)	(729,251)
Income tax expense		-	-	-
Loss from continuing operations		(724,851)	(4,400)	(729,251)

Loss for the year		(724,851)	(4,400)	(729,251)

Loss attributable to members of the parent entity		(724,851)	(4,400)	(729,251)

NOTE 2: FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS	30.6.2005	1.7.2004
Notes to the Reconciliations of Equity and Profit and Loss at 1 July 2004 and 30 June 2005 of Economic and Parent Entity	$	$
(a)Reserves Comprise
Capital Profits Reserve – From July 1 2004 the amounts realised from the sale of the Company’s assets from prior years will be transferred to retained earnings/accumulated losses	(714,554)	(714,554)

(b)Share based payments Reserve	4,400	-
Value of Options granted to Directors and Company Secretary in June 2005

(c) Impairment of Intellectual Property

An impairment loss amounting to $2,198,063 has been recognised under the Australian equivalents to IFRS relating to the Intellectual Property which has been written down to its recoverable amount.  This has been recognised in the income statement for the year ended 30 June 2006.

(d) Retained earnings comprise:
Adjustment of Capital Profits Reserve (refer 2(a))	714,554	714,554
Share Based Payments Reserve (refer 2(b))	(4,400)	-
	710,154	714,554

NOTE 3: OTHER INCOME		Note	Economic Entity		Parent Entity
			2006 $	2005 $	2006 $	2005 $
Operating activities
—	Forgiveness of debt	2a	-	86,627	-	-
—	Interest received	2b	32,192	40,814	32,192	40,814

Total Revenue			32,192	127,441	32,192	40,814
(a) Forgiveness of Debt:
Loans from related parties of Brainytoys.com Pty Ltd were forgiven as part of the acquisition of Brainytoys.com			-	86,627	-	86,627

NOTE 3: OTHER INCOME		Note	Economic Entity		Parent Entity
			2006 $	2005 $	2006 $	2005 $
(b) Interest revenue from:
—	Other parties		32,192	40,814	32,192	40,814
Total Interest Revenue			32,192	40,814	32,192	40,814
NOTE 4: LOSS FOR THE YEAR
(a)	Expenses
Finance Costs
—	external		925	796	925	796
Total finance costs			925	796	925	796
Impairment of non-current assets to recoverable amount
—	Intellectual Property		2,198,063	-	-	-
—	Investment in Brainytoys.com		-	-	2,187,821
—	Intercompany Loan		-	-	25,000	-
Total Impairment			2,198,063		2,212,821
Depreciation and amortisation of non-current assets:
—	plant and equipment		59,595	16,875	58,023	16,875
—	amortisation		-	75,795	-	-
Total depreciation and amortisation			59,595	92,570	58,023	16,875
Rental expense on operating leases			18,167	19,848	18,167	19,848
(b)	Significant Revenues and Expenses
The following significant revenue and expense items are relevant in explaining the financial performance:
People Costs			575,277	339,294	575,277	314,294
Consultancy			177,878	134,114	177,878	134,114
Computers and Software			7,487	55,067	7,487	55,067
Share Registry and Listing Fees			29,693	38,547	29,693	38,547
Research and Development			273,493	-	273,493	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 5: INCOME TAX EXPENSE		Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $
(a)	The components of the tax expense comprise Tax rebate from Research and Development	(89,879)	-	(89,879)	-
(b)	The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30% (2005: 30%)
—	economic entity	(1,089,821)	(222,091)
—	parent entity			(1,093,777)	(217,455)
Add:
Tax effect of:
—	Impairment of Intellectual Property	659,419	-		-
—	Impairment of Investment	-	-	656,346	-
—	Impairment of Intercompany loan	-	-	7,500	-
—	other non-allowable items	-	1,998	(5,990)	1,252
		659,419	1,998	657,856	1,252
Less:
Tax effect of:
Losses not brought to account		(430,402)	(220,093)	(435,921)	(216,203)

Income tax attributable to the entity		-	-	-	-

	The applicable weighted average effective tax rates are as follows:	N/A	N/A	N/A	N/A
(c)	Deferred tax assets have not been brought to account. These benefits will only be realised if the conditions for deductibility set out in Note 1 occur.
	Temporary differences	4,915	10,904	4,915	10,904
	Tax losses	1,738,979	1,308,577	1,740,608	1,304,687

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 6: KEY MANAGEMENT PERSONNEL COMPENSATION
(a) Names and positions held of Economic and Parent Entity key management personnel in office at any time during the financial year:
Key Management Personnel
Directors
Charles MacKinnon	Chairman — Non-Executive – appointed 26 May 2006
Alex Aguero	Managing Director
Graham Nicol	Director — Non-Executive – appointed 26 May 2006
Robert Towner	Chairman — Non-Executive – resigned 26 May 2006
Brett Fraser	Director — Non-Executive – resigned 26 May 2006
Ian Allen	Chairman — Non-Executive – resigned 19 August 2005
Howard Read	Director — Non-Executive – resigned 19 August 2005
Other key management personnel
The following persons also had authority and responsibility for planning, directing, and controlling the activities of the group, directly or indirectly, during the year.
Jay Stephenson	Company Secretary and Chief Financial Officer
Stephen Zadarnowski	Technical Manager
Catherine Vann	Business Manager
All of the above persons were also key management persons during the year ended 30 June 2005 except for Charles MacKinnon and Graham Nicol.

b) Key management personnel compensation	Economic Entity		Parent Entity
	2006 $	2005 $	2006 $	2005 $
Short-term employee benefits	373,469	308,617	373,469	308,617
Post employment benefits	19,171	14,418	19,171	14,418
Share based payments	4,080	4,400	4,080	4,400
Total key management personnel compensation	396,720	327,435	396,720	327,435

The Company has transferred the detailed remuneration disclosures to the Director’s Report in accordance with the Corporations Amendment Regulations 2006 (No 4).  The relevant information can be found in section B of the Remuneration Report on pages 11-12.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 6: KEY MANAGEMENT PERSONNEL COMPENSATION
(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the Remuneration Report on pages 13-14.

(ii) Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each Director of Brainytoys Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2006	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Brainytoys Limited
Charles MacKinnon	-	-	-	393,750	393,750	393,750
Alex Aguero	2,118,750	-	-	-	2,118,750	2,118,750
Graham Nicol	-	-	-	12,500	12,500	12,500
Robert Towner	200,000	-	-	(200,000)	-	-
Brett Fraser	666,666	-	-	(666,666)	-	-
Ian Allen	733,333	-	-	(733,333)	-	-
Howard Read	600,000	-	-	(600,000)	-	-
Other Key management personnel of the Group
Jay Stephenson	500,000	-	-	-	500,000	500,000
Stephen Zadarnowski	-	300,000	-	-	300,000	300,000
Catherine Vann	-	300,000	-	-	300,000	300,000
No options are vested and unexercisable at the end of the year.
2005	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Brainytoys Limited
Alex Aguero	-	-	-	2,118,750	2,118,750	2,118,750
Brett Fraser	-	500,000	-	166,666	666,666	666,666
Ian Allen	-	500,000	-	233,333	733,333	733,333
Howard Read	-	500,000	-	100,000	600,000	600,000
Other Key management personnel of the Group
Jay Stephenson	-	500,000	-	-	500,000	500,000
Stephen Zadarnowski	-	-	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 6: KEY MANAGEMENT PERSONNEL COMPENSATION
Catherine Vann	-	-	-	-	-	-

(iii) Shareholdings

The numbers of shares in the Company held during the financial year by each Director of Brainytoys Limited and other key management personnel of the Group, including their personally related parties are set out below.  There were no shares granted during the reporting period as compensation.

2006	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Brainytoys Limited Ordinary Shares
Charles MacKinnon	-	-	832,500	832,500
Alex Aguero	8,282,851	-	-	8,282,851
Graham Nicol	-	-	399,067	399,067
Robert Towner	505,012	-	(505,012)	-
Brett Fraser	445,833	-	(445,833)	-
Ian Allen	466,667	-	(466,667)	-
Howard Read	200,000	-	(200,000)	-
Other key management personnel of the Group
Jay Stephenson	62,500	-	-	62,500
Catherine Vann	10,000	-	-	10,000
Stephen Zadarnowski	-	-	-	-
Total	9,972,863	-	(385,945)	9,586,918

Charles MacKinnon and Graham Nicol were appointed on 26 May 2006. Robert Towner and Brett Fraser resigned on 26 May 2006. Ian Allen and Howard Read resigned on 19 August 2005.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 6: KEY MANAGEMENT PERSONNEL COMPENSATION
(e) Loans to key management personnel
Details of loans made to directors of Brainytoys Limited and other key management personnel of the Group, including their personally related parties are set out below.
(i) Aggregates for key management personnel

Group	Balance at the start of the year $	Interest paid and payable for the year $	Interest not charged $	Balance at the end of the year $	Number in the Group at the end of the year.
2006	8,506	-	-	6,482	1
2005	-	-	-	8,506	1

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
(e) Other transactions with key management personnel

Alex Aguero, the Managing Director of Brainytoys Limited, is the sole director and shareholder of Highforce Investments Pty Ltd.  In 2005, Highforce forgave loans to Brainytoys.com Pty Ltd as part of the acquisition.

Brett Fraser, a non-executive Director of Brainytoys Limited, is a Director and Joint Shareholder with Jay Stephenson of Wolfstar Group Pty Ltd.  Mr. Stephenson provides Company Secretarial and Chief Financial Officer duties to Brainytoys Ltd, as well as providing corporate advisory advice during the listing process.

Aggregate amounts of each of the above types of other transactions with key management personnel of Brainytoys Limited.

	2006 $	2005 $
Amounts recognised as revenue Loans Forgiven	-	86,627
Amounts recognised as expense Company Secretarial and Corporate Advisory Fees	75,000	93,000

NOTE 7: AUDITORS’ REMUNERATION		Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $
Remuneration of the auditor of the parent entity for:
—	Auditing or reviewing the financial reports	18,500	17,250	18,500	17,250
		18,500	17,250	18,500	17,250

NOTE 8: EARNINGS PER SHARE		Economic Entity
		2006 $	2005 $
(a)	Reconciliation of earnings to net profit or loss
	Net profit	(3,542,858)	(744,705)
	Earnings used in the calculation of basic EPS	(3,542,858)	(744,705)
(b)	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	30,289,714	16,600,108
Dilutive earnings per share have not been disclosed as the entity does not have on issue any potential ordinary shares which are dilutive.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 9: CASH AND CASH EQUIVALENTS	Note	Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $
Cash at bank		93,225	1,399,477	93,225	1,399,477
		93,225	1,399,477	93,225	1,399,477
Reconciliation of Cash
Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:
Cash and cash equivalents		93,225	1,399,477	93,225	1,399,477
Bank overdrafts	18	(7,864)	-	(7,864)	-
		85,361	1,399,477	85,361	1,399,477

The effective interest rate on short term bank deposits was 1.95% (2005 5.18%).  The deposits have an average maturity of 90 days.

NOTE 10: TRADE AND OTHER RECEIVABLES

CURRENT
GST Receivable		15,676	31,916	15,676	31,916
R&D Rebate Receivable		89,879	-	89,879	-
Deposits and Prepaids		14,234	8,634	14,234	8,634

		119,789	40,550	119,789	40,550

NOTE 11: OTHER FINANCIAL ASSETS

CURRENT
Available for sale financial assets	11a	40,000	40,000	40,000	40,000

a. Available-for-sale Financial Assets Comprise

Listed Investments, at fair value		40,480	40,160	40,480	40,160

Available-for-sale financial assets comprise investments in the ordinary issued capital of National Income Securities.  The average interest rate for the securities for 2006 was 6.91% (2005 – 6.92%).  The average term of the securities was 91.25 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 12: PROPERTY, PLANT AND EQUIPMENT	Economic Entity		Parent Entity
	2006 $	2005 $	2006 $	2005 $
PLANT AND EQUIPMENT
NON-CURRENT
Plant and equipment
At cost	242,824	237,973	245,410	235,387
Accumulated depreciation	(74,897)	(17,890)	(77,483)	(16,875)

Total Property, Plant and Equipment	167,927	220,083	167,927	218,512
(a) Movements in Carrying Amounts
Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year
	Plant and Equipment	Total

Economic Entity:
Balance at the beginning of year	220,083	220,083
Additions	7,439	7,439
Disposals	-	-
Additions through acquisition of entity	-	-
Revaluation increments/ (decrements)	-	-
Depreciation expense	(59,595)	(59,595)
Carrying amount at the end of year	167,927	167,927
Parent Entity:
Balance at the beginning of year	218,512	218,511
Additions	7,439	7,439
Disposals	-	-
Revaluation increments/ (decrements)	-	-
Depreciation expense	(58,024)	(58,024)
Carrying amount at the end of year	167,927	167,927

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 13: PATENTS AND TRADEMARKS	Economic Entity		Parent Entity
	2006 $	2005 $	2006 $	2005 $
NON-CURRENT
Patents and Trademarks in relation to toys at cost	7,915	7,494	7,915	7,494

NOTE 14: INTELLECTUAL PROPERTY
NON-CURRENT
Intellectual Property at cost	2,273,861	2,273,861	-	-
Accumulated Amortisation and impairment	(2,273,861)	(75,795)	-	-
Net carrying value	-	2,198,066	-	-
The Directors have considered the intellectual property to be impaired and it has been taken to the income statement in the year ended 30 June 2006.

Balance at beginning of year	2,198,066	-
Additions	-	2,273,861
Disposals	-	-
Amortisation charge	-	(75,795)
Impairment losses	(2,198,066)	-
	-	2,198,066
NOTE 15: OTHER FINANCIAL ASSETS
NON-CURRENT
Shares in controlled entities at cost			2,187,821	2,187,821
Accumulated impairment losses			(2,187,821)	-
Net carrying value	-	-	-	2,187,821

			Percentage Owned %
Controlled Entities	Country of Incorporation	Class of Shares	2006 05	2005
Brainytoys.com Pty Ltd	Australia	Ordinary	100	100

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 15: OTHER FINANCIAL ASSETS (continued)

Brainytoys.com Pty Ltd was acquired 100% by Brainytoys Ltd on 15 October 2004 for the following consideration:
		$	Notes
15/10/04	7,190,600 ordinary shares (post 5 for 1 consol)	1,078,590	Stage 1
15/10/04	Cash payment	25,000	Stage 2
23/5/05	5,000,000 ordinary shares (post 5 for 1 consol)	1,000,000	Stage 2
23/5/05	Cash payment	50,000	Stage 2
23/5/05	Options (2.5m)	-	Stage 2

Notes:

The options were not included in the acquisition price as the final valuation of the options was not material.

The final allotment of shares and options was granted after one of the conditions precedent being met, that of the successful.

The acquisition of Brainytoys.com was completed in 2 stages:

Stage 1 conditions being satisfied that consisted of the following:

i)

the approval process

ii)

the completion of the sophisticated investor shares and options issue for not less than the minimum capital subscription (means the sum of $400k at an issue of 3 cents per share)

Stage 2 conditions being satisfied that consisted of the following:

i)

the completion of the prospectus issue being defined as the issue of not less than 31.25 m shares at an issue price of 4 cents to raise $1.25 m which was successfully met.

NOTE 16: TRADE AND OTHER RECEIVABLES
NON-CURRENT
Loan to Brainytoys.com Pty Ltd- wholly owned subsidiary – at cost			25,000	25,000
Accumulated impairment losses			(25,000)	-
Net carrying value	-	-	-	25,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 17: TRADE AND OTHER PAYABLES		Economic Entity		Parent Entity
	Notes:	2006 $	2005 $	2006 $	2005 $
CURRENT – unsecured liabilities
Trade payables		1,675	-	1,675	-
Accrued Expenses		60,180	22,525	60,180	22,525
		61,855	22,525	61,855	22,525

NOTE 18: BORROWINGS
CURRENT Unsecured liabilities
Bank overdraft	9	7,864	-	7,864	-

There are no terms and conditions for the bank overdraft.

NOTE 19: SHORT TERM PROVISIONS
CURRENT
Employee benefits	34,727	21,997	32,460	19,727
Number of employees at year end	6	6

Economic Entity	Long-term Employee Benefits $
Opening Balance at 1 July 2005	21,997
Additional Provisions	164,438
Amounts Used	(151,708)
Unused amounts reversed	-
Balance at 30 June 2006	34,727

Parent Entity	Long-term Employee Benefits $
Opening Balance at 1 July 2005	19,727
Additional Provisions	164,438
Amounts Used	(151,708)
Unused amounts reversed	-
Balance at 30 June 2006	32,460

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 20: ISSUED CAPITAL			Economic Entity		Parent Entity
			2006 $	2005 $	2006 $	2005 $
30,289,714 Fully paid ordinary shares		20a	8,101,864	8,101,864	8,101,864	8,101,864
			8,101,864	8,101,864	8,101,864	8,101,864
The Company has authorised share capital amounting to 30,289,714 ordinary shares at no par value.
(a) Ordinary shares
At the beginning of the reporting period			8,101,864	3,671,211	8,101,864	3,671,211
Shares issued during the year post consolidation
—	13,924,599 during October and November 2004		-	2,088,690	-	2,088,690
—	13,750,000 on 24 March 2005		-	2,750,000	-	2,750,000
Transaction costs relating to share issues			-	(408,037)	-	(408,037)
At reporting date			8,101,864	8,101,864	8,101,864	8,101,864

At the beginning of the reporting period	30,289,714	2,614,800	30,289,714	2,614,800
Shares issued during the year:
During October 2004	-	11,827,266	-	11,827,266
During November 2004	-	2,097,648	-	2,097,648
24 March 2005	-	13,750,000	-	13,750,000
At reporting date	30,289,714	30,289,714	30,289,714	30,289,714

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has a vote on a show of hands.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
(b) Options	Economic Entity		Parent Entity
	2006 No	2005 No	2006 No	2005 No
At the beginning of the reporting period	10,054,498	-	10,054,498	-
Shares issued during the year
During October 2004	-	3,366,998	-	3,366,998
During November 2004	-	4,687,500	-	4,687,500
During June 2005	-	2,000,000	-	2,000,000
During January 2006	900,000	-	900,000	-
At reporting date	10,954,498	10,054,498	10,954,498	10,054,498
i	For information relating to share options issued to key management personnel during the financial year, refer to Note 6 and Directors’ Report.
ii	options issued during 2004 and 2005 are $0.25 options exercisable by 30 June 2009. options issued during January 2006 are $0.20 options exercisable by 9 January 2010.

(c)	Employee share scheme
For information relating to the Brainytoys Limited Employee Share Scheme, including details of options issued during the financial year, refer to Note 24.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 21: SHARE BASED PAYMENTS RESERVE	Note	Economic Entity		Parent Entity
		2006 $	2005 $	2006 $	2005 $

Share based payments reserve		10,520	4,400	10,520	4,400
The share based payments reserve records items recognised as expenses on valuations of employee share options.
NOTE 22: SEGMENT REPORTING
The Company holds investments and operates solely in Australia and has no business divisions. The Companies’ principal activities are toy and game development.

NOTE 23: CASH FLOW INFORMATION

(a) Reconciliation of Cash Flow from Operations with Profit after Income Tax
Profit after income tax	(3,542,858)	(744,705)	(3,556,045)	(729,251)
Cash flows excluded from profit attributable to operating activities
Non-cash flows in profit from ordinary activities
Depreciation	59,595	16,875	58,024	16,875
Amortisation	-	75,795	-	-
Gain on debt forgiveness	-	(86,627)	-	-
Impairment Loss	2,198,063	-	2,212,821	-
Share based payments	6,120	4,400	6,120	4,400
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries
(Increase)/decrease in receivables	(73,156)	(39,386)	(73,156)	(64,385)
Increase/(decrease) in payables	39,330	14,691	39,330	14,691
Increase/(decrease) in provisions	12,733	21,996	12,733	19,726
Cash flow from operations	(1,300,173)	(736,961)	(1,300,173)	(737,944)

Credit Standby Facilities
The Company currently has no standby credit facilities as at 30 June 2006, however there are $800,000 in convertible notes as outlined in events subsequent to 30 June 2006.
Non-Cash investing and financing activities
The Company has no non-cash investing and financing activities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 24: SHARE-BASED PAYMENTS

The following share-based payment arrangements existed at 30 June 2006.

On 9 January 2006, Under the Brainytoys Limited Incentive Option Scheme, 900,000 share options were granted to employees with more than one year of full-time service to take up ordinary shares at an exercise price of $0.20 each.  The options are exercisable on or before 9 January 2011.  The options hold no voting or dividend rights and are not transferable.  Since balance date, no employee has ceased their employment.  At balance date, no share option has been exercised.

All options granted to key management personnel are ordinary shares in Brainytoys Limited, which confer a right to one ordinary share for every option held.

	Economic Entity				Parent Entity
	2006		2005		2006		2005
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	2,000,000	$0.25	-	-	2,000,000	$0.25	-	-
Granted	900,000	$0.20	2,000,000	$0.25	900,000	$0.20	2,000,000	$0.25
Forfeited	-	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at year-end	2,900,000	$0.234	2,000,000		2,900,000	$0.234	2,000,000	$0.25
Exercisable at year-end	2,900,000	$0.234	2,000,000		2,900,000	$0.234	2,000,000	$0.25

The options outstanding at 30 June 2006 had a weighted average exercise price of $0.234 and a remaining weighted average contractual life of 3.47 years.
The weighted average fair value of the options granted during the year was nil. This price was calculated by using a Black Scholes option pricing model applying the following inputs:
Exercise Price	$0.20
Time to maturity	5 Years
Underlying share price	$0.062
Expected share price volatility	55%
Risk free interest rate	5.96%

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 25: EVENTS SUBSEQUENT TO REPORTING DATE

On 27 July 2006, the Company completed a 1 for 4 rights issue to raise $454,346.

On 2 August 2006, the Company entered into a conditional agreement (subject to shareholder approval) for the issue of convertible secured loan notes to Noble Investments Pty Ltd for an undrawn credit facility of $800,000.

The Company proposes to issue 8 convertible notes on the series issue date as follows:

•

One fixed convertible note issued at $100,000 convertible by Noble Investments Pty Ltd at $0.06 each in 1,666,667 ordinary fully paid shares in the company; and

•

Seven subsequent convertible notes issued at $100,000.  The seven subsequent notes are convertible into that number of Shares equal to the Face Value of the relevant Subsequent Note divided by the higher of $0.05 per Share or the three month volume weighted average price of the Company’s Shares, as traded by the ASX and discounted by 20%.

•

The subsequent notes are to be drawn down at the discretion of the Company.

•

Interest is payable on the drawn notes at 10% per annum.

•

The Company must execute a Deed of Charge in relation to the relevant Subsequent Note and servicing such amount as specified in the Convertible note Deed.

•

The conversion of notes to shares in the Company is at the absolute discretion of Noble.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 26: RELATED PARTY TRANSACTIONS	Economic Entity		Parent Entity
	2006 $	2005 $	2006 $	2005 $
Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.
Transactions with related parties:
Highforce Investments Pty Ltd
Alex Aguero, the Managing Director of Brainytoys Limited, is the sole director and shareholder of Highforce Investments Pty Ltd. Highforce forgave loans to Brainytoys.com Pty Ltd as part of the acquisition. This has been included as Revenue in the period.	-	86,627	-	86,627
Wolfstar Group Pty Ltd
Brett Fraser, a non-executive Director of Brainytoys Limited, is a Director and Joint Shareholder with Jay Stephenson of Wolfstar Group Pty Ltd. Mr. Stephenson provides Company Secretarial and Chief Financial Officer duties to Brainytoys Ltd, as well as providing corporate advisory advice during the listing process.	75,000	93,000	75,000	93,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 27: FINANCIAL INSTRUMENTS

a.	Financial Risk Management
The Group’s financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable, loans to and from subsidiaries, bills and leases.
The main purpose of non-derivative financial instruments is to raise finance for Group operations.
The Group does not speculate in the trading of derivative instruments.
	i.	Treasury Risk Management
The board meets on a regular basis to analyse currency and interest rate exposure and to evaluate treasury management strategies in the context of the most recent economic conditions and forecasts.
	ii.	Financial Risks
The main risks the Group is exposed to through its financial instruments are, foreign currency risk, liquidity risk, and credit risk.
Foreign currency risk
The Group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the Group’s measurement currency.
Liquidity risk
The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.
Credit risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

The economic entity does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the economic entity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
NOTE 27: FINANCIAL INSTRUMENTS

b.	Financial Instruments

i.	Derivative Financial Instruments
The economic entity had no derivative financial instruments at 30 June 2006.
ii.	Interest Rate Risk

The economic entity’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates, and the effective weighted average interest rate for each class of financial assets and financial liabilities comprises:

2006	Floating Interest Rate	Fixed Interest maturing in 1 year or less	Fixed Interest maturing over 1 to 5 years	Non-interest bearing	2006 total
	$	$	$	$	$
Financial assets
Cash Assets	93,225	-	-	-	93,225
Receivables	-	-	-	119,789	119,789
Other Financial Assets	40,000	-	-	-	40,000
	133,225	-	-	119,789	253,014
Weighted average Interest rate cash	1.95%
Weighted average interest rate other financial assets	6.91%
Financial Liabilities
Overdraft	7,864	-	-	-	7,864
Payables	-	-	-	61,855	61,855
	7,864	-	-	61,855	69,719
Weighted average interest rate	-	-	-	-	-
Net financial assets	125,361	-	-	51,851	183,295

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006
2005	Floating Interest Rate	Fixed Interest maturing in 1 year or less	Fixed Interest maturing over 1 to 5 years	Non-interest bearing	2005 total
	$	$	$	$	$
Financial assets
Cash Assets	1,399,477	-	-	-	1,399,477
Receivables	-	-	-	40,550	40,550
Other Financial Assets	40,000	-	-	-	40,000
	1,439,477	-	-	40,550	1,480,027
Weighted average Interest rate	5.18%
Weighted average interest rate other financial assets	6.92%
Financial Liabilities
Payables	-	-	-	22,525	22,525
	-	-	-	22,525	22,525
Weighted average interest rate	-	-	-	-	-
Net financial assets	1,439,477	-	-	18,025	1,457,502

iii.	Net Fair Values

The economic entity’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates, and the effective weighted average interest rate for each class of financial assets and financial liabilities comprises:

—

Listed investments have been valued at the quoted market bid price at balance date, adjusted for transaction costs expected to be incurred. For unlisted investments where there is no organised financial market, the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment.

—	Other assets and other liabilities approximate their carrying value.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date.
	2006		2005
	Carrying Amount $000	Net Fair Value $000	Carrying Amount $000	Net Fair Value $000
Financial Assets
Available-for-sale financial assets at fair value	40,000	40,480	40,000	40,160
Loans and receivables	119,789	119,789	40,550	40,550
	159,789	160,269	80,550	80,710
Financial Liabilities
Other loans and amounts due	7,864	7,864	-	-
Other liabilities	61,855	61,855	22,525	22,525
	69,719	69,719	22,525	22,525

NOTE 28: CHANGE IN ACCOUNTING POLICY
a.				The group has adopted the following Accounting Standards for application on or after 1 July 2005.
—	AASB 132: Financial Instruments: Disclosure and Presentation; and
The changes resulting from the adoption of AASB 132 relate primarily to increased disclosures required under the Standard and do not affect the value of amounts reported in the financial statements.

Brainytoys Limited has a long term investment of $40,000 in National Australia Bank.

Under AASB 139: Financial Instruments: Recognition and Measurement, available-for-sale financial assets are required to be revalued at each reporting date, with revaluation increments or decrements to be taken directly to a financial asset revaluation reserve.

As the cost of acquisition of the National Australia Bank investment equated to its fair value at 30 June 2005, the introduction of AASB 139 has had no effect on earnings or reserves for the year ended 30 June 2005.

b.

The following Australian Accounting Standards have been issued or amended and are applicable to the parent and economic entity but are not yet effective. They have not been adopted in preparation of the financial statements at reporting date.

AASB Amendment	AASB Standard Affected	Nature of Change in Accounting Policy and Impact	Application Date of the Standard	Application Date for the Group
2004–3	AASB 1: First-time Adoption of AIFRS	No change, no impact	1 January 2006	1 July 2006
	AASB 101: Presentation of Financial Statements	No change, no impact	1 January 2006	1 July 2006
	AASB 124: Related Party Disclosures	No change, no impact	1 January 2006	1 July 2006

Note 28: Change in Accounting Policy
2005–1	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1 January 2006	1 July 2006
2005–5	AASB 1: First-time Adoption of AIFRS	No change, no impact	1 January 2006	1 July 2006
	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1 January 2006	1 July 2006
2005–6	AASB 3: Business Combinations	No change, no impact	1 January 2006	1 July 2006
2005–10	AASB 139: Financial Instruments: Recognition and Measurement	No change, no impact	1 January 2007	1 July 2007
	AASB 101: Presentation of Financial Statements	No change, no impact	1 January 2007	1 July 2007
	AASB 114: Segment Reporting	No change, no impact	1 January 2007	1 July 2007
	AASB 117: Leases	No change, no impact	1 January 2007	1 July 2007
	AASB 133: Earnings per share	No change, no impact	1 January 2007	1 July 2007
	AASB 132: Financial Instruments: Disclosure and Presentation	No change, no impact	1 January 2007	1 July 2007
	AASB 1: First-time Adoption of AIFRS	No change, no impact	1 January 2007	1 July 2007
	AASB 4: Insurance Contracts	No change, no impact	1 January 2007	1 July 2007
	AASB 1023: General Insurance Contracts	No change, no impact	1 January 2007	1 July 2007
	AASB 1038: Life Insurance Contracts	No change, no impact	1 January 2007	1 July 2007
2006–1	AASB 121: The Effects of Changes in Foreign Exchange Rates	No change, no impact	1 January 2006	1 July 2006
New Standard	AASB 7: Financial Instruments: Disclosure	No change, no impact	1 January 2007	1 July 2007

Note 28: Change in Accounting Policy
New Standard	AASB 119: Employee Benefits: December 2004	No change, no impact	1 January 2006	1 July 2006

All other pending Standards issued between the previous financial report and the current reporting dates have no application to either the parent or economic entity.
AASB Amendment	AASB Standard Affected
2005–2	AASB 1023: General Insurance Contracts
2005–4	AASB 139: Financial Instruments: Recognition and Measurement
AASB 132: Financial Instruments: Disclosure and Presentation
2005–9	AASB 4: Insurance Contracts
AASB 1023: General Insurance Contracts
AASB 139: Financial Instruments: Recognition and Measurement
AASB 132: Financial Instruments: Disclosure and Presentation

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 29: CONTINGENT LIABILITIES There are no contingent liabilities as at 30 June 2006. (2005: none)

NOTE 30: CAPITAL COMMITMENTS There are no capital commitments as at 30 June 2006. (2005: none)

NOTE 31: COMPANY DETAILS
The registered office of the Company is:
Brainytoys Ltd 6/34 York Street NORTH PERTH WA 6006
The principal places of business are:
Brainytoys Ltd and Brainytoys Ltd 6/34 York Street 6-B Bowen Street NORTH PERTH WA 6006 O’CONNOR WA 6163

BDO

Chartered Accountants & Advisers

Level 8, 256 St George’s Terrace Perth WA  6000

PO Box 7426 Cloisters Square Perth WA 6850

Tel:  (61-8) 9360 4200

Fax: (61-8) 9481 2524

Email: bdo@bdowa.com.au

www.bdo.com.au

BRAINYTOYS LIMITED AND ITS CONTROLLED ENTITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Brainytoys Limited (parent) and the economic entity being Brainytoys Limited (parent) and its subsidiary entity (the Company) as of June 30, 2006 and 2005, and the related parent and economic entity income statement, statement of changes in equity and cash flow statement for each of the two years in the years then ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brainytoys Limited (parent) and the economic entity as at June 30, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in conformity with Australian Equivalents to International Financial Reporting Standards.

Substantial doubt about the Company’s ability to continue as a going concern

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As a result of the matters described in Note 1, there is significant doubt whether Brainytoys Limited and its controlled entity will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at amounts stated in the financial report.

In the absence of significant cash inflow from product sales the company will need to raise significant further capital in order to meet the company’s expenditure commitments to continue to research and develop the company’s products and technology.

/s/ M Shafizadeh

M Shafizadeh

BDO Chartered Accountants

Perth

Western Australia, Australia

Dated this 6th day of February 2007